U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of August 2005

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release dated August 3, 2005, relating to the announcement of earnings results of the second quarter 2005.

2.	Earnings report for the first half of the fiscal year ending December 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	August 4, 2005	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Trend Micro Reports Second Quarter Results

Technology and service acquisitions and significant growth in networking products highlight quarter

Tokyo, Japan – August 03, 2005 – Trend Micro, Inc. (TSE: 4704, NASDAQ: TMIC), a leader in network antivirus and Internet content security software and services, today announced earnings results for the second quarter 2005.

Trend Micro posted consolidated net sales of 17.19 billion Yen (or US $159.57 million, 107.72 JPY = 1USD), operating income of 5.47 billion Yen (or U.S. $50.78 million) and net income of 3.93 billion Yen (or U.S. $36.52 million) for the second quarter 2005. These figures reflect gains of nearly 16% in net sales compared with the same period in the previous year. Operating income was down 13% from the same quarter in the previous year, largely due to additional support costs incurred in Japan in April.

The company continued to enjoy steady growth around the world. Both the United States and the Asia-Pacific regions experienced a 29 percent year-over-year increase in revenue, and sales in Europe, the Middle East and Africa (EMEA) increased 19 percent over the same period. Much of the company’s growth was buoyed by strong sales in networking security products. For example, in the second quarter, revenue for network products including Trend Micro Network VirusWall grew 232 percent year-over-year worldwide, with especially strong growth in the United States, EMEA and Japan compared to the previous year. Gateway Suite products also saw strong revenue growth compared to the same quarter in the previous year, highlighted by a 35 percent increase in Europe and a 63 percent increase in the Asia-Pacific region.

While growth remained steady, Trend Micro strengthened its position in the marketplace by announcing two major acquisitions that enhance the company’s ability to protect customers from some of the most pressing threats. On May 10, 2005, the company announced its acquisition of InterMute, a leading developer of anti-spyware products. Shortly after the announcement, the company introduced Trend Micro Anti-Spyware 3.0 and Trend Micro Anti-Spyware for Small and Medium Businesses 3.0. On June 14, 2005, Trend Micro announced its acquisition of Kelkea Inc., a leading authority on IP filtering and reputation services. The acquisition enables Trend Micro to accelerate its development of network-level solutions against spam and other related threats.

“The second quarter of this year has included some challenges and some significant triumphs for Trend Micro, but we continue to focus on service quality improvement, and continued growth and expansion,” said Eva Chen, CEO of Trend Micro. “The steady traction of our network-level solutions, partnerships and alliances, and new technology and service acquisitions are indicative of our strength and success as we further enhance our abilities to protect customers from even more complex threats.”

Based on information currently available to the company, consolidated net sales for the third quarter ending September 30, 2005 is expected to be 17.2 billion Yen (or US $153.6 million, based on an exchange rate of 112JPY = 1USD). Operating income and net income are expected to be 6.2 billion Yen (or U.S. $55.4 million) and 3.75 billion Yen (or U.S. $33.5 million), respectively.

Second Quarter Business Highlights

•	New Acquisitions

Trend Micro acquired InterMute, Inc., a leading developer of anti-spyware products, and quickly announced three new standalone products for the detection and removal of spyware and grayware for businesses and consumers. Trend Micro Anti-spyware products feature CWShredder™, regarded as one of the most effective solutions for eliminating the CoolWebSearch Web browsing hijacker and its many variants – some of which avoid detection and removal through ever-changing methods.

Trend Micro acquired Kelkea Inc., a leading authority on IP filtering and reputation services, and is offering Trend Micro Network Reputation Services to anti-spam customers. Trend Micro plans to further develop technologies to combat phishing attacks, zombies, and botnets; the company will also enhance current anti-spam solutions through the extensive knowledge base of more than 1.5 billion IP addresses.

•	Anti-Spyware Solutions

Trend Micro introduced several new solutions for combating the growing spyware problem, including a multi-layered solutions strategy for coordinated security at the enterprise gateway, server, and client levels. The company also introduced standalone anti-spyware offerings designed for businesses and consumers.

During the quarter, Trend Micro was the first company in the security industry to achieve Checkmark Spyware certification for spyware detection performance. Two products — Trend Micro OfficeScan™ and Trend Micro PC-cillin™ Internet Security Suite – received the certification.

•	Products and Innovation

The following products were introduced in the second quarter 2005:

Trend Micro InterScan™ Web Security Suite 2.5 – gateway security solution designed to block spyware, grayware, phishing attacks, viruses, and other malware entering corporate networks via the Internet gateway.

Trend Micro OfficeScan v7.0 – an advanced, integrated client and server security solution that combines comprehensive threat protection with services and policy enforcement compatibility to help ensure enterprise uptime and productivity.

Trend Micro Anti-Spyware 3.0 and Trend Micro Anti-Spyware for Small and Medium Businesses 3.0 – standalone options for detection and removal of evasive spyware and grayware.

Trend Micro Mobile Security 2.0 – extends multiplatform protection to defend Microsoft Windows Mobile 5.0 operating system from viruses, worms, and other malicious threats.

•	Global Business Highlights

In May 2005, a U.S. International Trade Commission judge issued a final determination in Trend Micro’s favor involving the unfair import proceeding Trend Micro brought against Fortinet. As a result, the judge has recommended that the ITC issue an order prohibiting Fortinet from importing FortiGate products into the United States.

New customers and new business in the Asia-Pacific region included: Guangzhou University of Traditional Chinese Medicine in China and Chung-Hwa Telecom in Taiwan.

Notice Regarding Forward-looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties.

Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems

•	Timing of new product introductions and lack of market acceptance for our new products

•	The level of continuing demand for, and timing of sales of, our existing products

•	Rapid technological change within the antivirus software industry

•	Changes in customer needs for antivirus software

•	Existing products and new product introductions by our competitors and the pricing of those products

•	Declining prices for products and services

•	The effect of future acquisitions on our financial condition and results of operations

•	The effect of adverse economic trends on our principal markets

•	The effect of foreign exchange fluctuations on our results of operations

•	An increase in the incidence of product returns

•	The potential lack of attractive investment targets and

•	Difficulties in successfully executing our investment strategy

We assume no obligation to update any forward-looking statements.

For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro, Inc.

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

#  #  #

Trend Micro, the t-ball logo, OfficeScan, PC-cillin, and VirusWall are trademarks or registered trademarks of Trend Micro Incorporated. TrendLabs is a service mark of Trend Micro Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp

Supplementary Information

(1) CONSOLIDATED BALANCE SHEETS

					(Thousands of yen)

	June 30,		June 30,		December 31,
	2004		2005		2004
Account	Amount	%	Amount	%	Amount	%
<Assets>
Current assets:
Cash and cash equivalents	40,462,189		55,797,854		52,908,357
Time deposits	460,391		906,397		383,276
Marketable securities	13,792,770		14,915,254		15,288,575
Notes and accounts receivable, trade –less allowance for doubtful accounts and sales returns of (Yen) 842,681 in the first half of FY2004, (Yen) 1,077,276 in the first half of FY2005 and (Yen) 864,938 in FY2004, respectively	12,323,100		13,742,453		15,245,213
Inventories	189,226		280,722		201,243
Deferred income taxes	5,955,785		6,272,727		6,224,972
Prepaid expenses and other current assets	1,108,786		1,457,490		1,560,058

Total current assets	74,292,247	86.1	93,372,897	83.7	91,811,694	86.0

Investments and other assets:
Securities investments	6,867,926		9,321,151		9,831,913
Investment in and advances to affiliate companies	138,183		206,944		175,281
Software development costs	530,841		640,578		438,464
Other intangibles	307,188		1,260,470		296,368
Goodwill	—		2,442,109		—
Deferred income taxes	1,774,102		1,543,222		1,695,771
Other	652,561		662,846		636,009

Total investments and other assets	10,270,801	11.9	16,077,320	14.4	13,073,806	12.3

Property and equipment:
Office furniture and equipment	2,943,219		3,841,551		3,323,526
Other properties	1,162,394		1,349,320		1,165,173

	4,105,613		5,190,871		4,488,699
Less: Accumulated depreciation	(2,389,676)		(3,094,701)		(2,640,288)

Total property and equipment	1,715,937	2.0	2,096,170	1.9	1,848,411	1.7

Total assets	86,278,985	100.0	111,546,387	100.0	106,733,911	100.0

(Thousands of yen)

	June 30, 2004		June 30, 2005		December 31, 2004

Account	Amount	%	Amount	%	Amount	%
<Liabilities, minority interest and shareholders’ equity>
Current liabilities:
Notes payable, trade	63,044		139,895		88,087
Accounts payable, trade	1,824,187		744,285		1,271,067
Accounts payable, other	1,987,842		2,970,364		2,699,762
Withholding income taxes	572,839		839,157		882,693
Accrued expenses	2,185,496		2,886,400		2,143,694
Accrued income and other taxes	4,638,402		4,133,554		7,192,085
Deferred revenue	20,409,178		26,240,519		24,634,662
Other	796,297		781,518		651,503

Total current liabilities	32,477,285	37.6	38,735,692	34.7	39,563,553	37.1

Long-term liabilities:
Deferred revenue	3,187,325		3,425,101		3,268,892
Accrued pension and severance costs	588,430		767,945		656,041
Other	160,329		64,108		70,665

Total long-term liabilities	3,936,084	4.6	4,257,154	3.8	3,995,598	3.7

Minority interest	—	—	4,613	0.0	—	—

Shareholders’ equity:
Common stock
Authorized
-June 30, 2004 250,000,000 shares
-June 30, 2005 250,000,000 shares
-December 31, 2004 250,000,000 shares (no par value)
Issued
-June 30, 2004 133,997,891 shares	9,144,983
-June 30, 2005 136,051,155 shares			11,803,201
-December 31, 2004 135,755,872 shares					11,426,977
Additional paid-in capital	14,756,997		18,035,675		17,359,335
Retained earnings	33,355,669		45,829,022		42,165,026
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt and equity securities	(91,832)		(2,654)		284,348
Cumulative translation adjustments	(565,491)		230,810		(606,463)

	(657,323)		228,156		(322,115)

Treasury stock, at cost
-June 30, 2004 2,504,854 shares -June 30, 2005 2,545,688 shares -December 31, 2004 2,588,439 shares	(6,734,710)		(7,347,126)		(7,454,463)

Total shareholders’ equity	49,865,616	57.8	68,548,928	61.5	63,174,760	59.2

Total liabilities, minority interest and shareholders’ equity	86,278,985	100.0	111,546,387	100.0	106,733,911	100.0

(2) CONSOLIDATED STATEMENTS OF INCOME

(Thousands of yen)

	For the six months ended June 30, 2004		For the six months ended June 30, 2005		For the year ended December 31, 2004
Account	Amount	%	Amount	%	Amount	%
Net sales	28,464,157	100.0	34,489,740	100.0	62,049,254	100.0
Cost of sales	1,926,769		1,191,244		3,236,499

Gross profit	26,537,388	93.2	33,298,496	96.5	58,812,755	94.8

Operating expenses:
Selling	7,457,213		10,338,819		16,009,409
Research and development and maintenance	2,278,974		2,891,775		4,858,259
Customer support	2,717,490		3,190,146		5,723,426
General and administrative	2,705,635		4,106,616		6,143,985

Total operating expenses	15,159,312	53.2	20,527,356	59.5	32,735,079	52.8

Operating income	11,378,076	40.0	12,771,140	37.0	26,077,676	42.0

Other incomes (expenses):
Interest income	160,957		326,282		451,217
Interest expense	(44,644)		(2,241)		(87,464)
Gain (loss) on sales of marketable securities	82,857		20,534		101,199
Foreign exchange gain (loss), net	(29,075)		197,132		(183,292)
Other income (expense), net	(21,451)		2,897		(34,350)

Total other income (expenses)	148,644	0.5	544,604	1.6	247,310	0.4

Net income before tax	11,526,720	40.5	13,315,744	38.6	26,324,986	42.4

Income taxes:
Current	5,498,022		4,698,548		11,893,659
Deferred	(922,416)		158,283		(1,390,387)

	4,575,606	16.1	4,856,831	14.1	10,503,272	16.9

Income before minority interest and equity in earnings of affiliated companies	6,951,114	24.4	8,458,913	24.5	15,821,714	25.5
Minority interest in income of consolidated subsidiaries	—	—	(420)	0.0	—	—
Equity in earnings of affiliated companies	17,893	0.1	31,663	0.1	53,122	0.1

Net income	6,969,007	24.5	8,490,156	24.6	15,874,836	25.6

Per share data:
Net income	Yen		Yen		Yen

-Basic	52.41		63.67		120.64
-Diluted	51.47		62.71		118.59
Cash dividends	14.00		36.00		14.00

(3) CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Thousands of yen)

Account	For the six months ended June 30, 2004	For the six months ended June 30, 2005	For the year ended December 31, 2004
Net income	6,969,007	8,490,156	15,874,836

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on debt and equity securities:
Unrealized holding gains (losses) arising during period	(198,675)	(279,612)	514,117
Less reclassification adjustment for (gains) losses included in net income	(67,303)	(186,353)	(143,702)

	(265,978)	(465,965)	370,415
Foreign currency translation adjustments	(64,545)	837,273	(105,517)

Total	(330,523)	371,308	264,898
Income tax expense related to unrealized gains (losses) on debt and equity securities	103,181	178,963	(157,032)

Other comprehensive income (loss), net of tax	(227,342)	550,271	107,866

Comprehensive income	6,741,665	9,040,427	15,982,702

(4) CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Thousands of yen)

Account	For the six months ended June 30, 2004	For the six months ended June 30, 2005	For the year ended December 31, 2004
<Common stock>
Balance at beginning of period	7,396,194	11,426,977	7,396,194
Exercise of stock purchase warrants and stock acquisition rights	1,748,789	376,224	4,030,783

Balance at end of period	9,144,983	11,803,201	11,426,977

<Additional paid-in capital>
Balance at beginning of period	13,165,881	17,359,335	13,165,881
Tax benefit from exercise of non-qualified stock warrants	115,383	300,271	498,905
Tax recognition derived from elimination of reversed warrant related with stock option plan	(249,978)	—	(312,708)
Loss on sales of treasury stock, net of tax	(22,941)	—	(22,941)
Exercise of stock purchase warrants and stock acquisition rights	1,748,652	376,069	4,030,198

Balance at end of period	14,756,997	18,035,675	17,359,335

<Retained earnings>
Balance at beginning of period	28,236,466	42,165,026	28,236,466
Net income	6,969,007	8,490,156	15,874,836
Stock issue costs, net of tax	(3,735)	(1,829)	(11,977)
Cash dividends	(1,829,260)	(4,794,028)	(1,829,260)
Loss on sales of treasury stock, net of tax	(16,809)	(30,303)	(105,039)

Balance at end of period	33,355,669	45,829,022	42,165,026

<Net unrealized gain (loss) on debt and equity securities>
Balance at beginning of period	70,965	284,348	70,965
Net change during the period	(162,797)	(287,002)	213,383

Balance at end of period	(91,832)	(2,654)	284,348

<Cumulative translation adjustments>
Balance at beginning of period	(500,946)	(606,463)	(500,946)
Aggregate translation adjustments for the period	(64,545)	837,273	(105,517)

Balance at end of period	(565,491)	230,810	(606,463)

<Treasury stock, at cost>
Balance at beginning of period	(4,416,763)	(7,454,463)	(4,416,763)
Purchase of treasury stock	(2,616,694)	(42,631)	(3,759,507)
Sales of treasury stock	298,747	149,968	721,807

Balance at end of period	(6,734,710)	(7,347,126)	(7,454,463)

Total shareholders’ equity	49,865,616	68,548,928	63,174,760

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of yen)

Account	For the six months ended June 30, 2004	For the six months ended June 30, 2005	For the year ended December 31, 2004
Cash flows from operating activities:
Net income	6,969,007	8,490,156	15,874,836
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	785,396	942,777	1,590,743
Pension and severance costs, less payments	99,262	91,650	166,649
Deferred income taxes	(922,416)	158,283	(1,390,387)
(Gain) loss on sales of marketable securities	(82,857)	(20,534)	(101,199)
Equity in earnings of affiliated companies	(17,893)	(31,663)	(53,122)
Minority interest	—	420	—
Changes in assets and liabilities:
Increase (decrease) in deferred revenue	3,201,387	1,424,155	7,293,488
(Increase) decrease in accounts receivable, net of allowances	(719,133)	1,552,014	(3,421,729)
(Increase) decrease in inventories	(112,030)	(53,076)	(124,093)
Increase (decrease) in notes and accounts payable, trade	896,839	(510,190)	379,882
Increase (decrease) in accrued income and other taxes	358,248	(3,219,572)	2,912,481
(Increase) decrease in other current assets	16,948	133,075	(90,479)
Increase (decrease) in accounts payable, other	279,029	250,129	823,199
Increase (decrease) in other current liabilities	908,479	321,916	1,107,855
(Increase) decrease in other assets	390,684	5,754	110,628
Other	117,191	113,694	(178,744)

Net cash provided by operating activities	12,168,141	9,648,988	24,900,008

Cash flows from investing activities:
Payments for purchases of property and equipment	(226,434)	(507,160)	(801,935)
Software development cost	(402,096)	(475,129)	(645,166)
Payments for purchases of other intangibles	(200,253)	(83,946)	(229,167)
Proceeds from sales of marketable securities	954,474	8,545,586	4,986,012
(Payments for) / Proceeds from marketable securities maturing within three months or less (net)	—	784,865	(2,156,191)
Payments for purchases of marketable securities and security investments	(11,062,351)	(8,241,925)	(17,240,100)
Payment for business acquisition	—	(2,716,702)	—
(Payments for) / Proceeds from time deposits	(20,068)	(523,121)	57,047

Net cash used in investing activities	(10,956,728)	(3,217,532)	(16,029,500)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	3,493,706	750,464	8,049,004
Redemption of bonds	(6,500,000)	—	(6,500,000)
Proceeds from/(Purchase of) treasury stock (net)	(2,357,697)	77,034	(3,165,679)
Tax benefit from exercise of non-qualified stock warrants	115,383	300,271	498,905
Tax recognition derived from elimination of reversed warrant related with stock option plan	(249,978)	—	(312,708)
Capital contribution from minority interest	—	4,193	—
Dividend paid	(1,814,984)	(4,766,610)	(1,819,607)

Net cash used in financing activities	(7,313,570)	(3,634,648)	(3,250,085)

Effect of exchange rate changes on cash and cash equivalents	(154,594)	92,689	568,994

Net increase (decrease) in cash and cash equivalents	(6,256,751)	2,889,497	6,189,417
Cash and cash equivalents at beginning of period	46,718,940	52,908,357	46,718,940

Cash and cash equivalents at end of period	40,462,189	55,797,854	52,908,357

Supplementary information of cash flow:
Payment for interest expense	19,424	2,241	114,121
Payment for income taxes	5,754,866	7,350,227	8,990,398

August 3, 2005

Trend Micro Incorporated

August 3, 2005

Report of First–Half Results (Consolidated)

For Fiscal Year Ending December 31, 2005

[ Prepared in accordance with US GAAP ]

Company:	Trend Micro Incorporated	Tokyo Stock Exchange 1st Section
Code:	4704	Location : Tokyo
(URL http://www.trendmicro.co.jp/)
Representative:	Title	Representative Director and Chief Executive Officer
	Name	Eva Chen
Contact:	Title	Director, Corporate Affairs Department
	Name	Hideki Minamibayashi (Phone: 81-3-5334-3600)
Date of the board of directors meeting authorizing the first-half results:		August 3, 2005

1. Financial Highlights for the first half of FY 2005 (January 1, 2005 through June 30, 2005)

(1) Consolidated Results of Operations

(All figures except for per share information are rounded to millions of yen.)

	Net sales	Growth rate	Operating income	Growth rate	Net income before tax	Growth rate
	Millions of yen	%	Millions of yen	%	Millions of yen	%
The first half of FY 2005	34,490	21.2	12,771	12.2	13,316	15.5
The first half of FY 2004	28,464	27.6	11,378	95.4	11,527	96.1

FY 2004 (annual)	62,049		26,078		26,325

	Net income	Growth rate	Net income per share (basic)	Net income per share (diluted)
	Millions of yen	%	Yen	Yen
The first half of FY 2005	8,490	21.8	63.67	62.71
The first half of FY 2004	6,969	110.7	52.41	51.47

FY 2004 (annual)	15,875		120.64	118.59

(Note)

1.	Equity in earnings (losses) of affiliated companies: 32 million yen (18 million yen in the first half of FY 2004, 53 million yen in FY 2004)

2.	The company made no changes in accounting principle that had material effects on the financial position, results of operations, and cash flow position, during the current period.

3.	Weighted average number of shares outstanding: 133,341,012 shares (132,974,192 shares in the first half of FY 2004, 131,588,738 shares in FY 2004)

4.	The percentage of net sales, operating income, net income before tax and net income represent comparison to the corresponding financial figures for the first half of prior fiscal year.

(2) Consolidated Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
As of	Millions of yen	Millions of yen	%	Yen
June 30, 2005	111,546	68,549	61.5	513.45
June 30, 2004	86,279	49,866	57.8	379.23

December 31, 2004	106,734	63,175	59.2	474.40

(Note)

Number of shares outstanding : 133,505,467 shares (131,493,037 shares as of June 30, 2004, 133,167,433 shares as of December 31, 2004)

(3) Consolidated Cash Flow Position

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Ending balance of cash and cash equivalents
As of	Millions of yen	Millions of yen	Millions of yen	Millions of yen
June 30, 2005	9,649	(3,218)	(3,635)	55,798
June 30, 2004	12,168	(10,957)	(7,314)	40,462

December 31, 2004	24,900	(16,030)	(3,250)	52,908

(4) Basis of consolidation and application of equity method:

The number of consolidated subsidiaries: 21

The number of unconsolidated subsidiaries accounted by equity method: 0

The number of affiliated companies: 2

(5) Changes in the basis of consolidation and application of equity method:

The number of additional consolidated subsidiaries: 3

The number of excluded consolidated subsidiaries: 1

The number of additional consolidated affiliated companies: 0

The number of excluded consolidated affiliated companies: 0

2. Projected consolidated earnings

Projected earnings for the next quarter (July 1, 2005 through September 30, 2005)

	Net sales	Operating income	Net income
	Millions of yen	Millions of yen	Millions of yen
3rd Qtr	17,200	6,200	3,750

(Note) Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending in December 2005 as well as earnings projection of the succeeding quarter.

If we found through our calculation conducted from time to time that the net sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

Attachment to the Report

1. Condition of corporate group

Trend Micro Group consists of Trend Micro Inc. (Japan), and its subsidiaries which develop and sell anti-virus products and offer other related services. Affiliated companies are Soft Trend Capital Corporation which manages capital funds to be invested into Internet-related ventures and NetSTAR Inc. which develops and offers the products of URL filtering.

The business related to anti-virus are described below.

Products related to anti-virus:

PC client products LAN server products Internet server products Other products

Trend Micro Inc. (Japan) develops and sells the products. Some parts of the research and development activities are entrusted to Trend Micro Incorporated (Taiwan), Trend Micro Inc. (U.S.A.), Trend Micro Deutschland GmbH (Germany), Trend Micro(UK)Limited (UK), and Trend Micro (China) Incorporated. (China). Trend Micro Incorporated (Taiwan) also operates manufacturing and sales of the products too, part of which are purchased by Trend Micro Inc. (Japan), Trend Micro Inc. (U.S.A.), Trend Micro Korea Inc. (Korea), Trend Micro Deutschland GmbH (Germany), Trend Micro Italy S.r.l. (Italy), Trend Micro Australia Pty. Ltd. (Australia), Trend Micro do Brasil Ltda. (Brazil), Trend Micro France (France), Trend Micro Hong Kong Limited (China), Trend Micro (UK) Limited (UK), Trend Micro Latinoamerica S.A.de C.V (Mexico) and Trend Micro (China) Incorporated (China). Besides below indicated chart, Trend Micro (EMEA) Limited (Ireland) provides the back office functions for our business in Europe.

In addition, Trend Micro Inc. (Japan) owns software copyrights and receives from its overseas subsidiaries royalties based on the respective sales of products to such subsidiaries.

2. Management Policy and Business Performance

MANAGEMENT POLICY

(1). BASIC POLICY OF MANAGEMENT

Our Vision:	To create a world safe for exchanging digital information.
Our Mission:	We ensure digital operational continuity against unpredictable threats.

The computer network systems mainly among the Internet have already become a global infrastructure as lifelines of the information society regardless of individual, business or national border. In the information society which is flooded with vast amount of information, the computer network systems are used as communication methods comparable to telephones and faxes and as means to improve and rationalize business flows at companies in recent years and the systems play a roll in improving productivity and efficiency. Today many companies and individuals are being connected via the internet and it has produced various working styles, such as small offices and home offices, which enables employees to work at remote locations and business forms which establish data management operation and customer support operation, etc. in areas where labor cost is relatively low beyond the confines of country, industry, business form. The diffusion of networks on a global scale has already become the foundation for the global economy with eliminating the geological restrictions of business activities.

In typical homes there are many devices with internet functions and fusion of home appliance and IT is emerging as a result of the diffusions technologies such as IP telephone, broadband high-speed communication technology and wireless communication technology. In-home networks become prevalent and several internet devices are introduced into a house, and our daily life is evolving influenced by the advance information society.

In this way today’s computer network systems has much impact on the whole society to bring about changes in business forms and individual lifestyles around the world. When we think about the changes of our life from the viewpoint of information, the benefit of worldwide networking cannot be overestimated. Non- standardized manufactures as the obstacle digital information exchanges in the past have gradually disappeared, and as a consequence, improvements in compatibility and convenience are achieved. On the other hand, with the disappearance of diversity, the possibility to use the vulnerabilities for attacking the whole network system by computer viruses is acknowledged as a problem. With the standardization of the global infrastructure for networks, significant impact on daily life and economical production activities due occurrence of viruses and incidents caused by them is inextricably linked to the convenience of them. Today the threats on the network such as computer viruses, spywares and spam are not the nature that can be predicted beforehand and treated with all possible measures. It seems requirement for enterprises and individuals to deploy security measure against new threats on the networks which could make the networks flattened around the world. For such a great responsibility to protect the global infrastructure, we will provide products and services promptly beyond national boundaries which strongly support a series of operations which could be experienced in the event of an attack such as preventive measures, risk management, outbreak prevention, timely update of virus pattern files, minimization of damage and system restoration. We are not only protecting each enterprise and individual users from the threats over the networks without interrupting economic activities but also would like to contribute to the further development of the information society by improving the safety of the whole network system.

(2). BASIC POLICY OF PROFIT SHARING

We intend to continue to return profits to shareholders based on the net profit on the consolidated basis while striving to enhance financial strength and secure inner reserve in order to deal with significantly changing business environment and maintain competitive edge against competitors. As our basic policy about dividend, we plan to pay a year-end dividend on the basis of the dividend ratio of 30%.

(3). VIEWS AND POLICIES FOR INVESTMENT UNIT

While we recognize that securing liquidity of our shares is an important issue, we consider the current liquidity is at a satisfactory level. With that background, we conclude that reducing investment unit which will incur considerable expense is not necessarily profitable to all shareholders.

We intend to review in the future the investment unit as needed taking into consideration the shareholders’ interest and influences to the liquidity of our shares.

(4). TARGET MANAGEMENT INDEX

According to a research institute, the anti-virus industry, which we belongs to, is estimated to expand at an annual growth rate of around 20% from 2003 to 2004 and is also expected two-digit annual growth rate for a medium-term forecast (August 2004, IDC, USA). Making the growth rate of our consolidated net sales to exceed the industry average without fail is an important index for us weather we can grow up to a leading company which can contribute to customers in the global market as well as Japanese market or not.

In view of the fact that we have relatively small amount of investment in physical fixed assets such as manufacturing equipment and have no significant time-lag between accounting profit and loss and cash flow as a characteristics of software companies, have uncertainty about the long-term forecast of the whole industry which, including our company, has a relatively short history, we set target as operating income margin rate of 35 – 40% at this time.

(5). ISSUES TO DEAL WITH

In the anti-virus industry which we belong to, there has been two competitors having higher market share than ours in the U.S. In such a situation, it is expected that the competition of anti-virus products in the consumer market will become more intense by the anticipated entry of Microsoft into the security market. For such intensification of competition, we are enhancing our wide range of technologies to realize multifaceted security measures against new threats evolving day by day by acquiring InterMute Inc. which provides anti-spyware technologies and Kelkea Inc. which provides IP filtering and reputation services.

At the same time, we had an incident related to the virus pattern file which we had distributed in this April. Though its impact was slight in foreign countries, the impact was significant in Japan as reported via some media. The social responsibility of security vendors become much larger as the infrastructurization of the networks and our responsibility also becomes enormous, so we have lost our credibility and trustworthiness significantly as a result of the incident. Now, we are promoting a fundamental reform to restore customer’s credibility and our bland image and will set up further efforts to improve quality management.

We would like to continue to develop original solutions faster than the competitors by concentrating our business resources and improve our superiority in products and services by improving the specifications and performance of our products from the viewpoint of customers. We also would like to aim for the future growth by strengthening customers’ loyalty with our marketing development that is conscious of the customer attribute characterized by the difference in purchasing behavior.

We, specialized in the anti-virus field, have formed several business alliances with dominant vendors in the field other than the anti-virus field until now. As for the alliance with Cisco Systems Inc., the world’s biggest vendor in the U.S, announced last year, a part of our anti-virus functions is planed to be installed on the company’s router, switch and security appliance products and they are planed to be sold after this second half. We believe this kind of alliance has important roll in our products and sales strategies, because it has potential effects from the fusion of competitive products in each other’s fields and the supplement of sales channels between affiliated vendors.

(6). CORPORATE GOVERNANCE

Our management system is administering business operations under the recognition that quickly corresponding to changes in the environment of our company group and securing transparency and soundness of management as well as keeping reliability of disclosures are of prime importance.

The Board of Directors is composed of four directors and holding the Board meetings according to circumstances so that it can quickly make decisions. One of the four directors is appointed from outside of our company to enhance supervisory function for appropriate operation of the Board.

An executive is appointed for each business unit to take responsibility for executing respective operation so that our management policy decided by the Board of Directors is reflected in actual operation in the business area extending into over 20 countries in the world.

We have appointed four corporate auditors all from outside of our company so that the Board of Auditors can audit without bias the operation of the Board of Directors and business execution by the directors. The Board of Auditors has formulated a guideline for the relationship with the external auditor in order to ensure independence of the external auditor which takes charge of audit of our consolidated financial statements. The guideline prohibits commissioning the external auditor any affair which may impair independence of the said auditor. The guideline has also established a system in which the Board of Auditors is to make advance approval according to the guideline for audit and non-audit services we receive from the said auditor.

As for the internal control functions of our whole group, we have established an effective internal control functions by considering our business model and the business environment surrounding our group. We have also appointed a full-time person for supervision at corporate affairs department and are developing this system in communication with the external auditor and legal advisors as well as the board of corporate auditors and the board of directors. In fiscal year 2004, we have implemented our Code of Conduct focusing on “ethical behavior”, “compliance with laws” and “full and fair disclosure” and clarified internal reporting channel and executed a survey of business process by physical inspections at major department both domestically and abroad. We will continually aim to establish internal control in the direction of strengthening our unique and global business operation which is not restricted by time, space and culture, and will also respond to the Sarbanes-Oxley Act of 2002 which is applicable to us because we are listed on the Nasdaq exchange.

OPERATING RESULTS AND FINANCIAL CONDITION

I. OPERATING RESULTS

(1). REVIEW OF CURRENT PERIOD

(Unit: million yen)

	Net Sales	Gross Profit	Operating income	Net income before tax	Net income
The first half of FY2005	34,490	33,298	12,771	13,316	8,490
The first half of FY2004	28,464	26,537	11,378	11,527	6,969
Rate of Change (%)	21%	25%	12%	16%	22%

(Unit: million yen)

	Net Sales
	The first half of FY2005	The first half of FY2004	Rate of Change (%)
Japan	14,248	12,067	18%
North America	6,885	5,342	29%
Europe	8,829	7,375	20%
Asia Pacific	3,766	2,821	33%
Latin America	763	860	-11%

[Overview of Current Business Performance]

Japanese economy in this mid term, though it showed some signs of a partial recovery such as improvement in the diffusion index of the Short-term Economic Survey of Enterprise in Japan (Tankan) announced this July and visible signs of consumer spending recovery, the future of the situation is still unstable to optimistic because of remaining uncertainty in the surge of oil price and the trend of IT-related demand.

In the network security industry, though a new type of viruses for mobile phones were emerged, this year again the large volume mail sending type virus still top the list of virus damages for a long time in terms of actual damages, as represented by “TROJ_NETSKY.P,” in Japan and overseas. However, the number of damages is on a declining trend on a global basis and the number of infection damages in this first half is bellow that of the same period last year both in Japan and overseas.

The number of virus infections in this first half in Japan was about a half of the same period last year (16,083 infections: from our data) and there was a few incidents of large-scale virus infection like last year, at the same time, new threats for computer networks which emerged one after another were only going to get worse in their nature. In recent days, malicious programs which steal data in a PC or remotely control other person’s PC through file exchanging soft wares or webpage defacing via hacking affected businesses and individuals and many information leak incidents which might caused by viruses were occurred. These devious programs are clearly divided into two extreme cases. In one case many targets are attacked randomly by criminals for pleasure, and in the other case a specific target is attacked by criminals with purpose of money etc. Therefore the multifaceted security measures for new threats remain to be urgent.

Under such environment our group’s business conditions are as follows.

First of all, in Japan it was thought that the demand for security products from medium and small companies as well as large companies would increase and the introduction of anti-virus products and contents security products by corporations especially due to the personal information protection law fully enforced from this April. However, since the incident related to the virus pattern file of our product was occurred in April, it resulted in significant adverse effect especially on the domestic sales trend in consumer market. Though the sales of personal products including “Virus Buster”, called “PC-Cillin” for out of Japan, which was released in the fourth quarter of last year, was strong in early part of the first half of this year, the sales for new customers was decreased due to the effect of voluntary refrain from the sales at stores after the incident and the incident also affected contract renewals and new contracts from corporate customers as a result. Despite such influence, the amount of sales for this period was 14,248 million yen ( 18% increase from the same period in previous year). On the other hand, the influences of the incident are minor overseas.

In the North American region there remain concerns on the slowdown of U.S economy due to high oil prices, the pace of economic expansion is steady and the improvement of employment continues gradually, so the business environment of the area remains strong. In such situations the interests on anti-virus measures from enterprises are increasing rapidly focusing on spyware measures in the region market. The demand from the medium and small business market remains strong, and especially, the demand from the consumer market increases significantly as a result of expansion of sales channels. As a result, the amount of sales for this period in the region was 6,885 million yen (29% increase from the same period in previous year).

In Europe economy was weak including Germany where unemployment rate remained at high level. The sense of political uncertainty is also strongly rooted triggered by the rejection of the European Union (EU) Constitution ratification and there remain some concerns on the recovery of macro economy of the Europe region in the future. In spite of such conditions the demand mainly from medium and small businesses shows strong increase continually especially for Italy and France. Among the EU counties the sales of Germany and Italy were increased and the amount of sales for this period in the region was 8,829 million yen (20% increase from the same period in previous year).

In Asia Pacific region Australia and Taiwan were greatly expanded and the amount of sales for this period in the region was 3,766 million yen (33% increase from the same period in previous year).

In Latin America region the amount of sales for this period in the region was 763 million yen (11% decrease from the same period in previous year) due to the influences of the review of business with government and other public offices etc. As a result, the consolidated sales amount of the first half of this year became 34,490 million yen, 21% increase compared with the same period in previous year.

As for expenses, the total expense of sales expense, R&D expense and general administrative expense was 20,527 million yen (35% increase from the same period in previous year) due to the additional expense to deal with the pattern file incident. Despite these expenses, the consolidated operating income for this period was 12,771 million yen (12% increase from the same period in previous year) and the consolidated net income for this period was 8,490 million yen (22% increase from the same period in previous year).

(2). Projection for the First Quarter of the fiscal year 2005 (from July 1, 2005 to September 30, 2005)

The business environment tends to drastically change over a short term. Consequently, it is difficult to calculate highly reliable values about the projection for the whole financial year. Instead, we make it a rule to announce a business forecast for the coming quarter term at the time of reporting quarterly results.

In the event forecast numbers are revised by more than 10% for net sales or 30% for operating income and net income from the last forecast, we will announce revision of the earnings forecast.

Business Forecast for the Third Quarter of FY2005 (July 1 2005 – September 30 2005)

Consolidated Net Sales	17,200 million yen
Consolidated Operating income	6,200 million yen
Consolidated Current Net income	3,750 million yen

In development of the business forecasts the main assumed exchange rates are as follows.

1 U.S.$	112 yen
1 Euro	136 yen

II. FINANCIAL CONDITION

CASH FLOW

(Unit: million yen)

	The first half of FY2005	The first half of FY2004	Increase (Decrease)
Cash Flows from Operating Activities	9,649	12,168	(2,519)
Cash Flows from Investing Activity	(3,218)	(10,957)	7,739
Cash Flows from Financing Activity	(3,635)	(7,314)	3,679
Effect of Exchange Rate Changes on Cash and Cash Equivalents	93	(155)	248
Net increase (Decrease) in Cash and Cash Equivalents	2,889	(6,257)	9,146
Cash and Cash Equivalents at end of period	55,798	40,462	15,336

[Overview of Cash Flow]

In this period for the 6 months ended June 30, 2005, net cash provided by operating activities was approximately 9,649 million yen, decreased 2,519 million yen compared with the same period in previous year. This decrease is primarily due to drastic decrease of income tax payable despite growth of net income, etc.

Net cash used in investing activities was approximately 3,218 million yen, decreased 7,739 million yen compared with the same period in previous year. This decrease is primarily due to drastic decrease of net payments for purchase of marketable securities and security investments, etc.

Net cash used in financing activities was approximately 3,635 million yen, decreased 3,679 million yen comparer with the same period in previous year. This decrease is mainly due to there are no redemption of bonds and treasury stock related cash flow changed from net payments to net proceeds, etc.

As a result of adding effect of exchange rate changes, the balance of cash and cash equivalents as of June 30, 2005 was million amounted to 55,798 million yen increased by 15,336 million yen from at the end of the same period in previous year.

[Trends of Cash Flow Indexes]

(U.S. GAAP)

	FY2003	FY2004	The first half of FY2005
Shareholder’s equity Ratio (%)	54.1	59.2	61.5
Capital Adequacy Ratio on Market Value Basis (%)	462.2	690.0	472.8
Debt Redemption Period (years)	0.4	—	—
Interest Coverage Ratio	103.3	218.2	4,305.7

(Japan GAAP)

	FY2000	FY2001	FY2002
Shareholder’s equity Ratio (%)	59.9	47.3	50.0
Capital Adequacy Ratio on Market Value Basis (%)	2,475.5	626.7	360.4
Debt Redemption Period (years)	1.3	1.2	0.8
Interest Coverage Ratio	35.7	44.2	49.4

(Note) Shareholder’s equity Ratio	: (Total shareholder’s Equity)/(Total Assets)
Capital Adequacy Ratio on Market Value Basis
: (Total Market Value of Shares)/( Total Assets)
Debt Redemption Period	: (Interest-bearing Debt)/(Operating Cash Flow)
Interest Coverage Ratio	: (Operating Cash Flow)/(Interest Payment)

*	All indexes are calculated from the financial values on a consolidated basis.

*	“Total Market Value of Shares” is calculated as follows; “closing share price at the term end” multiplies by “number of shares issued at the term end “(net treasury stocks).

*	“Operating Cash Flow” is “Net cash flows provided by operating activity” in the consolidated statement of cash flows. “Interest-bearing Debt” is all debts with interest payments among the debts reported on consolidated balance sheet. “Interest Payment” is the amount of payment for interest expense in the consolidated statement of cash flows

*	With the enforcement of revision of “Rules on the terms, forms and making method of a consolidated financial statement” in March 2002, consolidated financial statements had been prepared based on U.S.GAAP from the year ended December 31, 2003.

III. RISK FACTORS

The occurrence of any of the following risks could hurt our business, financial condition or results of operations. In such case, the trading price of our shares could decline and you could lose all or part of your investment. Other risks and uncertainties not now known to us or that we think are immaterial may also impair our business.

MAJOR SOFTWARE AND HARDWARE VENDORS MAY INCORPORATE ANTI-VIRUS PROTECTION IN THEIR PRODUCT OFFERINGS, WHICH COULD RENDER OUR PRODUCTS OBSOLETE OR UNMARKETABLE.

Major vendors of operating system software and other software such as firewall or e-mail software or computer hardware may decide to enhance or bundle their products with their other products to include anti-virus functions. These companies may offer anti-virus protection as a standard feature in their products, at minimal or no additional cost to customers. This could render our products obsolete or unmarketable, particularly if anti-virus products offered by these vendors were comparable or superior to our products. In addition, even if these vendors’ anti-virus products offered fewer functions than our products, or were less effective in detecting and cleaning virus-infected files, customers could still choose them over our products due to lower cost or for any other reasons.

In June 2003, Microsoft Corp., a major operating system vendor, announced that it acquired certain valuable intellectual property and technology assets from GeCAD Software Srl., an anti-virus software vendor in Romania. In February 2005, Microsoft Corp. also announced that it has signed contracts to acquire Sybari Software Inc., a leading provider of anti-virus and messaging security products in the United States. At this time, we do not know the intentions of Microsoft with regard to these transactions, but if antivirus functions were to be included in its operating system products, and/or, if Microsoft decides to sell antivirus products under their own brand, this could have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE GENERATE SUBSTANTIALLY ALL OF OUR SALES FROM A SINGLE PRODUCT LINE, WE ARE VULNERABLE TO DECREASED DEMAND FOR SUCH PRODUCTS.

Unlike software companies with diversified product lines, we derive substantially all of our net sales from licensing and selling anti-virus software products. Although we have begun to offer more comprehensive network and internet security and management software and services, we expect anti-virus products to continue to account for the largest portion of our net sales for the foreseeable future. If the demand for, or the prices of, anti-virus products drop as a result of competition, technological change or other factors such as lower growth or a contraction in the worldwide anti-virus software market, this could have a material adverse effect on our business, financial condition and results of operations.

DETERIORATION IN OUR RELATIONSHIP WITH SOFTBANK BB CORP. COULD RESULT IN A DECREASE IN SALES OF OUR PRODUCTS.

We depend on our relationship with SOFTBANK BB (formerly SOFTBANK COMMERCE CORP.), which has played an instrumental role in the development of our business in Japan. SOFTBANK BB also has close relationships with many resellers and systems integrators through which we sell our anti-virus software to corporate end users in Japan. An adverse change in our relationship with SOFTBANK BB would result in decreased sales to SOFTBANK BB and could disrupt our relationship with many resellers of our products. This could make it difficult for us to market our products in Japan. Sales to SOFTBANK BB totaled approximately (Yen) 10.1 billion, or 23.6%, of our net sales in fiscal 2002, approximately (Yen) 9.2 billion, or 19.1%, of our net sales in fiscal 2003 and approximately (Yen) 10.4 billion ($101.0 million), or 16.8%, of our net sales in fiscal 2004. Because of our dependence on SOFTBANK BB, the price of shares could fall as a result of adverse events affecting SOFTBANK BB, even if the events do not relate directly to us.

OUR PRODUCTS MAY BECOME OBSOLETE BECAUSE RAPID TECHNOLOGICAL CHANGE REGULARLY OCCURS IN THE ANTI-VIRUS SOFTWARE MARKET.

The anti-virus software market is characterized by:

•	rapid technological change;

•	the proliferation of new and changing computer viruses;

•	frequent product introductions and updates; and

•	changing customer needs.

These characteristics of our market create significant risks and uncertainties for our business success. For example, our competitors might introduce anti-virus products that are technologically superior to our products. Additionally, new software operating system, network system or anti-virus software industry standards could emerge. Emerging trends in these systems and standards currently include applications distributed over the Internet and the use of a Web browser to access client-server systems. Our existing products might be incompatible with some or all of such standards. Our business, financial condition and results of operations could materially suffer unless we are able to respond quickly and effectively to these developments.

We rely on a small number of third parties to manufacture some of our hardware-based products, such as the Trend Micro Network VirusWall described in Item 4.B. We expect our reliance on third-party manufacturers to become more important as the number of our hardware-based products increases. Reliance on third-party manufacturers involves a number of risks, including a lack of control over the manufacturing process and the potential absence or unavailability of adequate capacity. If any of our third-party manufacturers cannot or will not manufacture our products in required volumes in compliance with environmental and other regulations in the markets we serve, on a cost-effective basis, in a timely manner, or at all, we will have to secure additional manufacturing capacity. The unexpected loss of any of our manufacturers could disrupt our business. Furthermore, our hardware-based products contain critical components supplied by a single or a limited number of third parties. Any significant shortage of components or the failure of the third-party supplier to maintain or enhance these products could lead to cancellation of customer orders or delays in the placement of orders and adversely affect our financial condition and results of operation.

WE MAY NOT GENERATE EXPECTED RESULTS IN STRATEGIC ALLIANCES.

Because we are mainly focusing our business on the field of anti-virus software and do not offer other security products such as firewalls, we actively pursue strategic alliances with other companies that allow us to provide customers with integrated or other new products and services derived from the alliances. In fiscal year 2004, we began to provide a third party URL filtering solution and have signed contracts with Cisco Systems to integrate network worm and virus outbreak prevention services with Cisco’s products and services. To launch and provide such products and services, we may invest substantial cash and other resources in product developments, marketing promotions and support and maintenance activities. But we may not earn revenue successfully from alliances despite our efforts, and such alliance may be terminated or dissolved by various causes before generating revenue.

WE MAY NOT BE ABLE TO INCREASE OUR MARKET SHARE IN THE U.S. AND EUROPEAN MARKETS BECAUSE OUR COMPETITORS ARE MORE ESTABLISHED THAN WE ARE IN THESE MARKETS.

We believe that our share of the anti-virus software market in the U.S. and Europe is significantly small relative to the market shares of our principal competitors, despite the growth of our sales in these markets in fiscal 2003 and 2004. Because our competitors are already well-established in these key markets and have greater financial and other resources and market recognition, we may not be able to compete effectively for market share. If this happens, we may not be able to increase sales or our market share in these markets, which could materially hurt the prospects for growth in our business.

Some of our major competitors have the following important advantages over us in the U.S. and European markets:

•	greater name recognition;

•	more diversified product lines;

•	larger customer bases; and

•	significantly greater financial, technical, marketing and other resources.

As a result, as compared to us, our competitors may be able to:

•	better withstand downturns in the anti-virus software market and in the computer software market in general;

•	adapt more quickly to new or emerging technologies or changes in customer requirements; or

•	more effectively and profitably market, sell and support their products.

Our major competitors, McAfee, Inc. and Symantec Corporation, are active in the Japanese anti-virus software market and have allocated significant resources to achieve success in the Japanese anti-virus software market. Although these competitors currently have smaller shares of the Japanese market than us, each has significantly greater financial, marketing and other resources than we do. Additionally, competition in our core Japanese market could intensify in the future if other competitors emerge. As a result of our competitors’ efforts, we may not be able to maintain our current leading market position in Japan in the future. Also, in order to respond effectively to increased competition, we may be required to devote more of our product development, marketing and other resources to the Japanese market, which could limit our ability to grow in other markets. A material loss of sales and market share in Japan as a result of our competitors’ success could have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE MAY ACQUIRE COMPANIES TO GROW OUR BUSINESS, FUTURE ACQUISITIONS MAY REDUCE OUR EARNINGS AND RESULT IN INCREASED COSTS IN OUR BUSINESS OPERATIONS.

In a rapidly changing industry, we occasionally review acquisition opportunities. Accordingly, we may seek to expand our business through acquisitions. Unlike some of our major competitors, we have limited experience in acquiring existing businesses. Future acquisitions could result in numerous risks and uncertainties, including:

•	our inability to retain customers, suppliers and other important business relationships of an acquired business;

•	difficulties in integrating an acquired company into Trend Micro, including the acquired company’s operations, personnel, products and information systems;

•	diversion of our management’s attention from other business concerns; and

•	adverse effects on our results of operations from acquisition-related charges, impairment of goodwill and purchased technology and possible recognition of impairment charge.

If we make such an acquisition using stock, our current shareholders’ ownership interests will be diluted. Any of these factors could materially hurt our business, financial condition and results of operations.

For example, in 2000, we acquired ipTrend to start a new business selling a Linux based remotely managed server appliance solution to small and medium sized companies. However, ipTrend performed poorly and was liquidated in December 2001. Due to the liquidation of ipTrend, (Yen) 2.3 billion was booked as goodwill write-off in 2001.

We may be more susceptible to problems caused by hackers than other software companies. As an anti-virus software company that delivers virus protection products over the Internet, hackers specifically target us in order to cause us to transmit computer viruses or interrupt the delivery of our anti-virus software monitoring and security services over the Internet which could result in further interruptions. We could suffer substantial disruptions in our business and material damage to our reputation which could in turn result in a significant loss of our customers and other important business relationships. We could also incur costs for public relations efforts following attacks by hackers. Hacker activities could also force us to incur substantial costs to fix technical problems or result in hackers gaining access to our proprietary information.

WE MUST EFFECTIVELY MANAGE OUR GROWTH.

Our business has grown rapidly. This growth has placed, and any future growth would continue to place, a significant strain on our limited personnel, management and other resources. Our ability to manage any future growth in our business will require us to:

•	attract, train, retain, motivate and manage new employees successfully;

•	effectively integrate new employees into our operations; and

•	continue to improve our operational, financial, management and information systems and controls.

If we continue to grow, our management systems currently in place may be inadequate or we may not be able to effectively manage our growth. In particular, we may be unable to:

•	provide effective customer service;

•	develop and deliver products in a timely manner;

•	implement effective financial reporting and control systems; and

•	exploit new market opportunities and effectively respond to competitive pressures.

We market substantially all of our products to end users through intermediaries, including distributors, resellers and value-added resellers. Our distributors sell other products that are complementary to, or compete with, our products. While we encourage our distributors to focus on our products, these distributors may give greater priority to products of other suppliers, including competitors’. They may also return the products to us under certain circumstances.

OUR CUSTOMERS MAY CANCEL OR DELAY THEIR PURCHASES OF OUR PRODUCTS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

Our products may be considered to be capital purchases by certain enterprise customers. Capital purchases are often uncertain and, therefore, are canceled or delayed if the customer experiences a downturn in its business prospects or as a result of unfavorable economic conditions. Any cancellation or delay could adversely affect our results of operations.

WEAK FINANCIAL CONDITIONS OF SOME OF OUR DISTRIBUTORS MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

Some of our distributors are experiencing financial difficulties worldwide, which may adversely impact our collection of accounts receivable. We regularly review the collectibility and creditworthiness of our distributors to determine an appropriate allowance for doubtful receivables. Our uncollectible accounts could exceed our current or future allowance for doubtful receivables, which would adversely impact our operating results.

We guarantee a certain quality of product support to our customers through our service level agreements. Pursuant to the terms of these agreements, under some circumstances, we are required to make penalty payments to our customers. For example, if we fail to provide our customers a virus pattern file within two hours of our receipt of a virus from the customer, the terms of the agreement require us to make a penalty payment to the dissatisfied customer which may amount up to 100% of the initial sale price. We have established reserves based on our assumptions and estimates. However, our assumptions and estimates may be wrong and our actual total penalty payments could materially exceed our reserves and adversely affect our results of operations and financial condition.

WE RELY HEAVILY ON OUR MANAGEMENT AND TECHNICAL PERSONNEL, WHO MAY NOT REMAIN WITH US IN THE FUTURE.

We rely, and will continue to rely, on a number of key technical and management employees, including our Chief Executive Officer, Eva Yi-Fen Chen. While we require our employees to sign employment agreements, our employees are generally not otherwise subject to noncompetition covenants. If any of our key employees leave, our business, results of operations and financial condition could suffer.

FLUCTUATIONS IN OUR QUARTERLY FINANCIAL RESULTS COULD CAUSE THE MARKET PRICE FOR OUR SHARES TO BE VOLATILE.

We believe that our quarterly financial results may fluctuate in ways that do not reflect the long-term trend of our future financial performance. It is likely that in some future quarterly periods, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our shares could fall.

Factors which could cause our quarterly financial results to fluctuate include:

•	timing of sales of our products and services due to customers’ budgetary constraints, seasonal buying patterns and our promotional activities;

•	new product introductions by our competitors;

•	significant marketing campaigns, research and development efforts, employee hirings, and other capital expenditures by us to drive the growth of our business;

•	changes in customer needs for anti-virus software; and

•	changes in economic conditions in our major markets.

While our sales in the U.S. and Europe have increased in recent years, we remain significantly dependent on the Japanese market. Net sales in Japan accounted for approximately 43% of our net sales in fiscal 2002, approximately 42% in fiscal 2003 and approximately 41% in fiscal 2004. In the past three years, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies. We believe the sluggish Japanese economy has hindered growth in our net sales during the last three years. Because of our dependence on the Japanese market, any further deterioration in the condition of the Japanese economy could negatively impact our net sales.

FOREIGN EXCHANGE FLUCTUATIONS COULD LOWER OUR RESULTS OF OPERATIONS BECAUSE WE EARN REVENUES DENOMINATED IN SEVERAL DIFFERENT CURRENCIES.

Our reporting currency is the Japanese yen and the functional currency of each of our subsidiaries is the currency of the country in which the subsidiary is domiciled. However, a significant portion of our revenues and operating expenses is denominated in currencies other than the Japanese yen, primarily the U.S. dollar, euro and the New Taiwan dollar. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transaction or translation gains or losses which could reduce our operating results. These negative effects from currency fluctuations could become more significant if we are successful in increasing our sales in markets outside of Japan. We do not currently engage in currency hedging activities.

BECAUSE OUR BUSINESS DEPENDS SIGNIFICANTLY ON INTELLECTUAL PROPERTY, INFRINGEMENT OF OUR INTELLECTUAL PROPERTY COULD HURT OUR BUSINESS.

Our success depends upon the development of proprietary software technology. We rely on a combination of contractual rights and patent, copyright, trademark and trade secret laws to establish and protect proprietary rights in our software. If we are unable to establish and protect these rights, our competitors may be able to use our intellectual property to compete against us. This could limit our growth and hurt our business. At present, our U.S. consolidated subsidiary holds seven issued U.S. patents and our Taiwan consolidated subsidiary holds four issued U.S. patents. It is possible that no additional patents will be issued to us or any of our subsidiaries. In addition, our issued patents may not prevent other companies from competing with us. We also enter into confidentiality agreements with our employees and license agreements with our customers, and limit access to our proprietary information and its distribution. However, we cannot guarantee that any of these measures will discourage others from misappropriating our technology or independently developing similar technology.

Our products are designed to protect customers’ network systems and personal computers from damage caused by computer viruses. As a result, if a customer suffers damage from viruses, the customer could sue us on product liability or related grounds, claim damages for data loss or make other claims. Additionally, as viruses are constantly evolving, purchasers of our software products must regularly update the software they have purchased from us with virus protection files that we make available for download from our website. Should we fail to properly test these virus protection files and distribute a defective file, these files could cause damage to the personal computers of our customers who have downloaded a defective file. For example, a file that we distributed on April 23, 2005 for an approximately 90 minute period caused the computers of those updating with the file to slow and, in some cases, shut down. Cases of our files damaging the computers or our customers could lead to significant damage to our reputation and customers could sue on product liability or related grounds. Furthermore, starting in 2001, we began selling hardware devices which could give rise to a higher incidence of product liability claims than we have up until now experienced. Our license agreements typically contain provisions, such as disclaimers of warranty and limitations of liability, which seek to limit our exposure to certain types of product liability claims. However, in some jurisdictions these provisions may not be enforceable on statutory, public policy or other grounds. We currently do not carry product liability insurance covering claims arising in the U.S. Damage to our reputation or successful product liability or related claims brought against us could materially harm our business.

OUR BUSINESS FACES THE RISK OF INTERRUPTION FROM POWER SHORTAGES, EARTHQUAKES, OUTBREAK OF BIOLOGICAL VIRUSES AND OTHER HAZARDS.

We face a number of potential business interruption risks that are beyond our control. The State of California experienced intermittent power shortages in 2000, sharp increases in the cost of energy and even interruptions of service to some business customers. If power shortages continue to be a problem, our business may be materially adversely affected. Additionally, we may experience natural disasters that could interrupt our business.

Tokyo, where our corporate headquarter is located, is near a major earthquake fault. The impact of a major earthquake on our facilities, infrastructure and overall operations is not known. There is no guarantee that an earthquake would not seriously disturb our entire business operations. We are largely uninsured for losses and business disruptions caused by an earthquake and other natural disasters.

In addition, many of the key countries and regions in which we operate have sustained negative economic impact from events such as the continued fear of future terrorist attacks and the outbreak of severe acute respiratory syndrome, or SARS. Prolonged continuation of these adverse factors may hurt our results of operations and financial condition.

WE MAY HAVE TO CONSTRAIN OUR BUSINESS ACTIVITIES TO AVOID BEING DEEMED AN INVESTMENT COMPANY UNDER THE U.S. INVESTMENT COMPANY ACT OF 1940.

In general, a company which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, may be deemed to be an investment company under the U.S. Investment Company Act of 1940. We do not believe that we are an investment company as defined under the U.S. Investment Company Act of 1940. However, if we were to be deemed an investment company, we would be prohibited from issuing our securities in the United States and may have to terminate our U.S. listing or other sponsorship promoting a U.S. trading market for our issued securities. In order to avoid these prohibitions, we may be forced to forego otherwise attractive business opportunities, potentially limiting our growth and our profitability.

Our principal shareholders, including major shareholders who beneficially own more than 5% of the issued shares of our common stock and directors, beneficially owned approximately 43.1% of our outstanding shares as of December 31, 2004. These shareholders, if they act together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. Our principal shareholders may have strategic or other interests that conflict with the interests of our other shareholders. As a result, the concentration in our shareholdings may have the effect of delaying or preventing a change in control of Trend Micro, which could result in the loss of a significant financial gain to our shareholders.

OUR STOCK PRICE IS VOLATILE, AND INVESTORS BUYING THE SHARES MAY NOT BE ABLE TO RESELL THEM AT OR ABOVE THEIR PURCHASE PRICE.

Shares of our common stock are traded on the Tokyo Stock Exchange, which is the principal market for our shares. Recently, the U.S. and Japanese securities markets have experienced significant price and volume fluctuations. The market prices of securities of high-tech companies, and internet companies in particular, have been especially volatile. Since trading in our shares commenced on the Tokyo Stock Exchange on August 17, 2000, our stock price has fluctuated between a low of 1,440 yen and a high of 9,005 yen. The closing price on the Tokyo Stock Exchange for our stock on July 29, 2005 was 4,030 yen. The market price of our shares is likely to fluctuate in the future.

BECAUSE OF DAILY PRICE RANGE LIMITATIONS UNDER JAPANESE STOCK EXCHANGE RULES, YOU MAY NOT BE ABLE TO SELL YOUR SHARES OF OUR COMMON STOCK AT A PARTICULAR PRICE ON ANY PARTICULAR TRADING DAY, OR AT ALL.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchange set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

3 CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

(Thousands of yen)

	June 30, 2004		June 30, 2005		December 31, 2004
Account	Amount	%	Amount	%	Amount	%

<Assets>
Current assets:
Cash and cash equivalents	40,462,189		55,797,854		52,908,357
Time deposits	460,391		906,397		383,276
Marketable securities	13,792,770		14,915,254		15,288,575
Notes and accounts receivable, trade -less allowance for doubtful accounts and sales returns of (Yen) 842,681 in the first half of FY2004, (Yen) 1,077,276 in the first half of FY2005 and (Yen) 864,938 in FY2004, respectively	12,323,100		13,742,453		15,245,213
Inventories	189,226		280,722		201,243
Deferred income taxes	5,955,785		6,272,727		6,224,972
Prepaid expenses and other current assets	1,108,786		1,457,490		1,560,058

Total current assets	74,292,247	86.1	93,372,897	83.7	91,811,694	86.0

Investments and other assets:
Securities investments	6,867,926		9,321,151		9,831,913
Investment in and advances to affiliate companies	138,183		206,944		175,281
Software development costs	530,841		640,578		438,464
Other intangibles	307,188		1,260,470		296,368
Goodwill	—		2,442,109		—
Deferred income taxes	1,774,102		1,543,222		1,695,771
Other	652,561		662,846		636,009

Total investments and other assets	10,270,801	11.9	16,077,320	14.4	13,073,806	12.3

Property and equipment:
Office furniture and equipment	2,943,219		3,841,551		3,323,526
Other properties	1,162,394		1,349,320		1,165,173

	4,105,613		5,190,871		4,488,699
Less: Accumulated depreciation	(2,389,676)		(3,094,701)		(2,640,288)

Total property and equipment	1,715,937	2.0	2,096,170	1.9	1,848,411	1.7

Total assets	86,278,985	100.0	111,546,387	100.0	106,733,911	100.0

(Thousands of yen)

	June 30, 2004		June 30, 2005		December 31, 2004
Account	Amount	%	Amount	%	Amount	%
<Liabilities, minority interest and shareholders’ equity>
Current liabilities:
Notes payable, trade	63,044		139,895		88,087
Accounts payable, trade	1,824,187		744,285		1,271,067
Accounts payable, other	1,987,842		2,970,364		2,699,762
Withholding income taxes	572,839		839,157		882,693
Accrued expenses	2,185,496		2,886,400		2,143,694
Accrued income and other taxes	4,638,402		4,133,554		7,192,085
Deferred revenue	20,409,178		26,240,519		24,634,662
Other	796,297		781,518		651,503

Total current liabilities	32,477,285	37.6	38,735,692	34.7	39,563,553	37.1

Long-term liabilities:
Deferred revenue	3,187,325		3,425,101		3,268,892
Accrued pension and severance costs	588,430		767,945		656,041
Other	160,329		64,108		70,665

Total long-term liabilities	3,936,084	4.6	4,257,154	3.8	3,995,598	3.7

Minority interest	—	—	4,613	0.0	—	—

Shareholders’ equity:
Common stock
Authorized
-June 30, 2004 250,000,000 shares
-June 30, 2005 250,000,000 shares
-December 31, 2004 250,000,000 shares (no par value)
Issued
-June 30, 2004 133,997,891 shares	9,144,983
-June 30, 2005 136,051,155 shares			11,803,201
-December 31, 2004 135,755,872 shares					11,426,977
Additional paid-in capital	14,756,997		18,035,675		17,359,335
Retained earnings	33,355,669		45,829,022		42,165,026
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt and equity securities	(91,832)		(2,654)		284,348
Cumulative translation adjustments	(565,491)		230,810		(606,463)

	(657,323)		228,156		(322,115)

Treasury stock, at cost
-June 30, 2004 2,504,854 shares	(6,734,710)
-June 30, 2005 2,545,688 shares			(7,347,126)
-December 31, 2004 2,588,439 shares					(7,454,463)

Total shareholders’ equity	49,865,616	57.8	68,548,928	61.5	63,174,760	59.2

Total liabilities, minority interest and shareholders’ equity	86,278,985	100.0	111,546,387	100.0	106,733,911	100.0

(2) CONSOLIDATED STATEMENTS OF INCOME

(Thousands of yen)

Account	For the six months ended June 30, 2004		For the six months ended June 30, 2005		For the year ended December 31, 2004
	Amount	%	Amount	%	Amount	%
Net sales	28,464,157	100.0	34,489,740	100.0	62,049,254	100.0
Cost of sales	1,926,769		1,191,244		3,236,499

Gross profit	26,537,388	93.2	33,298,496	96.5	58,812,755	94.8

Operating expenses:
Selling	7,457,213		10,338,819		16,009,409
Research and development and maintenance	2,278,974		2,891,775		4,858,259
Customer support	2,717,490		3,190,146		5,723,426
General and administrative	2,705,635		4,106,616		6,143,985

Total operating expenses	15,159,312	53.2	20,527,356	59.5	32,735,079	52.8

Operating income	11,378,076	40.0	12,771,140	37.0	26,077,676	42.0

Other incomes (expenses):
Interest income	160,957		326,282		451,217
Interest expense	(44,644)		(2,241)		(87,464)
Gain (loss) on sales of marketable securities	82,857		20,534		101,199
Foreign exchange gain (loss), net	(29,075)		197,132		(183,292)
Other income (expense), net	(21,451)		2,897		(34,350)

Total other income (expenses)	148,644	0.5	544,604	1.6	247,310	0.4

Net income before tax	11,526,720	40.5	13,315,744	38.6	26,324,986	42.4

Income taxes:
Current	5,498,022		4,698,548		11,893,659
Deferred	(922,416)		158,283		(1,390,387)

	4,575,606	16.1	4,856,831	14.1	10,503,272	16.9

Income before minority interest and equity in earnings of affiliated companies	6,951,114	24.4	8,458,913	24.5	15,821,714	25.5
Minority interest in income of consolidated subsidiaries	—	—	(420)	0.0	—	—
Equity in earnings of affiliated companies	17,893	0.1	31,663	0.1	53,122	0.1

Net income	6,969,007	24.5	8,490,156	24.6	15,874,836	25.6

Per share data:
Net income	Yen		Yen		Yen

-Basic	52.41		63.67		120.64
-Diluted	51.47		62.71		118.59
Cash dividends	14.00		36.00		14.00

(3) CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Thousands of yen)

Account	For the six months ended June 30, 2004	For the six months ended June 30, 2005	For the year ended December 31, 2004
Net income	6,969,007	8,490,156	15,874,836

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on debt and equity securities:
Unrealized holding gains (losses) arising during period	(198,675)	(279,612)	514,117
Less reclassification adjustment for (gains) losses included in net income	(67,303)	(186,353)	(143,702)

	(265,978)	(465,965)	370,415
Foreign currency translation adjustments	(64,545)	837,273	(105,517)

Total	(330,523)	371,308	264,898
Income tax expense related to unrealized gains (losses) on debt and equity securities	103,181	178,963	(157,032)

Other comprehensive income (loss), net of tax	(227,342)	550,271	107,866

Comprehensive income	6,741,665	9,040,427	15,982,702

(4) CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Thousands of yen)

Account	For the six months ended June 30, 2004	For the six months ended June 30, 2005	For the year ended December 31, 2004
<Common stock>
Balance at beginning of period	7,396,194	11,426,977	7,396,194
Exercise of stock purchase warrants and stock acquisition rights	1,748,789	376,224	4,030,783

Balance at end of period	9,144,983	11,803,201	11,426,977

<Additional paid-in capital>
Balance at beginning of period	13,165,881	17,359,335	13,165,881
Tax benefit from exercise of non-qualified stock warrants	115,383	300,271	498,905
Tax recognition derived from elimination of reversed warrant related with stock option plan	(249,978)	—	(312,708)
Loss on sales of treasury stock, net of tax	(22,941)	—	(22,941)
Exercise of stock purchase warrants and stock acquisition rights	1,748,652	376,069	4,030,198

Balance at end of period	14,756,997	18,035,675	17,359,335

<Retained earnings>
Balance at beginning of period	28,236,466	42,165,026	28,236,466
Net income	6,969,007	8,490,156	15,874,836
Stock issue costs, net of tax	(3,735)	(1,829)	(11,977)
Cash dividends	(1,829,260)	(4,794,028)	(1,829,260)
Loss on sales of treasury stock, net of tax	(16,809)	(30,303)	(105,039)

Balance at end of period	33,355,669	45,829,022	42,165,026

<Net unrealized gain (loss) on debt and equity securities>
Balance at beginning of period	70,965	284,348	70,965
Net change during the period	(162,797)	(287,002)	213,383

Balance at end of period	(91,832)	(2,654)	284,348

<Cumulative translation adjustments>
Balance at beginning of period	(500,946)	(606,463)	(500,946)
Aggregate translation adjustments for the period	(64,545)	837,273	(105,517)

Balance at end of period	(565,491)	230,810	(606,463)

<Treasury stock, at cost>
Balance at beginning of period	(4,416,763)	(7,454,463)	(4,416,763)
Purchase of treasury stock	(2,616,694)	(42,631)	(3,759,507)
Sales of treasury stock	298,747	149,968	721,807

Balance at end of period	(6,734,710)	(7,347,126)	(7,454,463)

Total shareholders’ equity	49,865,616	68,548,928	63,174,760

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of yen)

Account	For the six months ended June 30, 2004	For the six months ended June 30, 2005	For the year ended December 31, 2004
Cash flows from operating activities:
Net income	6,969,007	8,490,156	15,874,836
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	785,396	942,777	1,590,743
Pension and severance costs, less payments	99,262	91,650	166,649
Deferred income taxes	(922,416)	158,283	(1,390,387)
(Gain) loss on sales of marketable securities	(82,857)	(20,534)	(101,199)
Equity in earnings of affiliated companies	(17,893)	(31,663)	(53,122)
Minority interest	—	420	—
Changes in assets and liabilities:
Increase (decrease) in deferred revenue	3,201,387	1,424,155	7,293,488
(Increase) decrease in accounts receivable, net of allowances	(719,133)	1,552,014	(3,421,729)
(Increase) decrease in inventories	(112,030)	(53,076)	(124,093)
Increase (decrease) in notes and accounts payable, trade	896,839	(510,190)	379,882
Increase (decrease) in accrued income and other taxes	358,248	(3,219,572)	2,912,481
(Increase) decrease in other current assets	16,948	133,075	(90,479)
Increase (decrease) in accounts payable, other	279,029	250,129	823,199
Increase (decrease) in other current liabilities	908,479	321,916	1,107,855
(Increase) decrease in other assets	390,684	5,754	110,628
Other	117,191	113,694	(178,744)

Net cash provided by operating activities	12,168,141	9,648,988	24,900,008

Cash flows from investing activities:
Payments for purchases of property and equipment	(226,434)	(507,160)	(801,935)
Software development cost	(402,096)	(475,129)	(645,166)
Payments for purchases of other intangibles	(200,253)	(83,946)	(229,167)
Proceeds from sales of marketable securities	954,474	8,545,586	4,986,012
(Payments for) / Proceeds from marketable securities maturing within three months or less (net)	—	784,865	(2,156,191)
Payments for purchases of marketable securities and security investments	(11,062,351)	(8,241,925)	(17,240,100)
Payment for business acquisition	—	(2,716,702)	—
(Payments for) / Proceeds from time deposits	(20,068)	(523,121)	57,047

Net cash used in investing activities	(10,956,728)	(3,217,532)	(16,029,500)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	3,493,706	750,464	8,049,004
Redemption of bonds	(6,500,000)	—	(6,500,000)
Proceeds from / (Purchase of) treasury stock (net)	(2,357,697)	77,034	(3,165,679)
Tax benefit from exercise of non-qualified stock warrants	115,383	300,271	498,905
Tax recognition derived from elimination of reversed warrant related with stock option plan	(249,978)	—	(312,708)
Capital contribution from minority interest	—	4,193	—
Dividend paid	(1,814,984)	(4,766,610)	(1,819,607)

Net cash used in financing activities	(7,313,570)	(3,634,648)	(3,250,085)

Effect of exchange rate changes on cash and cash equivalents	(154,594)	92,689	568,994

Net increase (decrease) in cash and cash equivalents	(6,256,751)	2,889,497	6,189,417
Cash and cash equivalents at beginning of period	46,718,940	52,908,357	46,718,940

Cash and cash equivalents at end of period	40,462,189	55,797,854	52,908,357

Supplementary information of cash flow:
Payment for interest expense	19,424	2,241	114,121
Payment for income taxes	5,754,866	7,350,227	8,990,398

NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION

1.	Accounting Principles, Accounting Procedures and Methods for Presenting Interim Consolidated Financial Statements

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including Accounting Principles Board Opinion (“APB”), Statement of Financial Accounting Standards (“SFAS”), Emerging Issues Task Force Consensus (“EITF”) and the American Institute of Certified Public Accountants Statement of Position (“SOP”). The Company listed on the NASDAQ in July 1999, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission. The Company maintains their books and records in conformity with accounting principles and practices generally accepted in Japan (“Japan GAAP”), and its foreign subsidiaries in conformity with those in the respective countries of their domicile. Certain adjustments and reclassifications, including those relating to the tax effects of temporary differences, valuation of debt and equity securities and revenue on post-contract support, have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory books of account.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant differences between accounting principles, accounting procedures and methods of presentation which are adopted by the Company and its subsidiaries (U.S. GAAP) and those in Japan (Japan GAAP) are as follows. However, the effect on income before income tax caused by the GAAP differences indicated below, are immaterial.

(1) Pension Accounting

The Company and subsidiaries account for the retirement benefit plan in accordance with SFAS No. 87 “Employers’ Accounting for Pensions”. The transitional difference, when SFAS No. 87 is first applied, shall be amortized on a straight-line basis over the average remaining service period. However, in our non-consolidated financial statements, the transitional difference was all charged to income in the first year of application of local pension accounting, in accordance with Japan GAAP.

(2) Disclosure of the loss on disposal of fixed assets

Under Japan GAAP, the loss on disposal of fixed assets is disclosed in “unusual profit and loss”. We have disclosed this amount in “Other incomes (expenses)” in our consolidated statement of income.

(3) Common stock issue costs

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements. Under Japan GAAP, these costs are charged to income as incurred.

(4) Goodwill

The Company accounts for goodwill in accordance with SFAS 142, “Goodwill and Other Intangible Assets” which requires the discontinuance of amortization for goodwill and at least an annual test for impairment.

2.	Summary of significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiaries. All intercompany transactions and accounts are eliminated on consolidation.

Investments in affiliated companies (20 to 50 percent-owned companies) in which the ability to exercise significant influence exists are stated at cost plus the equity in undistributed earnings (losses). Net consolidated income includes the company’s equity in the current net earnings (losses) of such companies, after elimination of unrealized intercompany profit.

Consolidated subsidiaries:

All subsidiaries which are composed of the following 21 companies are consolidated:

Trend Micro Incorporated (Taiwan)
Trend Micro Inc. (USA)
Trend Micro Korea Inc.
Trend Micro Italy S.r.l.
Trend Micro Deutschland Gmbh (Germany)
Trend Micro Australia Pty. Ltd.
Trend Micro do Brasil Ltda. (Brazil)
Trend Micro France
Trend Micro Hong Kong Limited (China)
Trend Micro (UK) Limited
Trend Micro Latinoamerica S.A.de C.V. (Mexico)
Trend Micro (NZ) Limited (NewZealand)
ipTrend Incorporated (Taiwan)
Trend Micro (China) Incorporated
Trend Micro (EMEA) Limited (Ireland)
Servicentro TMLA, S.A.de C.V. (Mexico)
Trend Micro (Singapore) Private Limited
Trend Micro Malaysia Sdn. Bhd.
Trend Micro (Thailand) Limited
Trend Micro Braintree, Inc. (USA)
Trend Micro San Jose, Inc. (USA)

ipTrend Incorporated (Taiwan) was liquided for the first six month ended June 30, 2005.

During the first half of FY2005, the Company acquired 100% of the outstanding capital shares of Trend Micro Braintree Inc. (former InterMute, Inc.,) and Trend Micro San Jose, Inc (former Kelkea Inc.) as a purchase. However, the purchase price allocation based on estimates of the fair values of the tangible and intangible assets acquired and liabilities assumed are being tested closely and the amount of goodwill is subject to change.

Affiliated companies:

Equity method is applied to investments in affiliated companies, which are composed of the following 2 companies.

Soft Trend Capital Corporation (Japan)

Net STAR, Inc. (Japan)

Translation of foreign currencies

All asset and liability accounts of foreign subsidiaries are translated into Japanese yen at year-end rates of exchange and all income and expense accounts are translated at rates of exchange that approximate to those prevailing at the time of the transactions. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

Foreign currency denominated receivables and payables are translated into Japanese yen at year-end rates of exchange and the resulting translation gains or losses are taken into current income.

Revenue recognition

The Company’s revenue is derived primarily from product revenue, which includes software product license and post-contract customer support services. Other revenue is composed of hardware revenue, royalty revenue and supplementary service revenue. Royalty revenue is comprised of fees from ‘Application service providers’ and ‘Internet service providers’ and supplementary services are comprised of fees from services based on ‘Premium support program’ and ‘Service level agreement’. Product revenue includes the type of limited sales of our products to other companies for inclusion in their products.

The Company licenses its software products under perpetual licenses. The Company sells its products and services via its direct sales force and through domestic and foreign intermediaries.

The Company applies the provisions of SOP 97-2, “Software Revenue Recognition”, as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of software products and hardware transactions where software is not incidental. For hardware transactions where software is not incidental, the Company does not bifurcate the fee and apply separate accounting guidance to the hardware and software elements.

Revenue from the Company’s software product license and hardware where software is not incidental is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable, net of allowances for doubtful accounts and sales returns, is reasonably assured. Post-contract customer support services revenue which includes virus pattern updates, unspecified product version updates, telephone and online technical support and supplementary services revenue are deferred and recognized ratably over the service period. The Company allocates revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Royalty revenue is recognized as earned unless collection of the related receivables is not assured in which case, it is recognized upon receipt of cash.

For all sales, the Company uses either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through our intermediaries are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis.

At the time of the transaction, the Company assesses whether the fee associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 90 days from the invoice date, the Company accounts for the fee as not being fixed and determinable. In these cases, the Company recognizes revenue as the fees become due. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from our customers. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

The Company recognizes revenue from sales to intermediaries when products have been delivered to the intermediary. The Company primarily sells retail packages through intermediaries. After sale of a retail package, the Company may approve certain returns from intermediaries or end-users; therefore, the Company makes an estimate of returns from intermediaries or end-users based on its historical experience. The provision for estimated returns is recorded as a reduction to revenue at the time of the sale.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities and Security investments

Marketable securities and security investments consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included in accumulated other comprehensive income (loss), net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost. The Company classifies “available for sale” debt securities with maturities longer than one year as Securities investments in investments and other assets. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other than temporary declines in market value. Realized gains and losses, which are determined on the average cost method, are reflected in income.

Inventories

Finished products and raw materials are valued at the lower of weighted average cost or net realizable value. Work in process is stated at accumulated production costs.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property and equipment is computed on the declining-balance method for the parent company and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets according to general class, type of construction and use. Estimated useful lives range mainly from 3 to 6 years for office furniture and equipment, and mainly from 3 to 6 years for other properties.

Intangible assets

Intangible assets, which mainly consist of software development costs and purchased software, are amortized on a straight-line basis over the estimated economic lives of the products, generally over twelve-month period for software development costs and a five-year period for purchased software and other intangibles.

Goodwill

We account for goodwill in accordance with SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires, among other things, the discontinuance of amortization for goodwill and at least an annual test for impairment. An impairment review may be performed more frequently in the event circumstances indicate that the carrying value may not be recoverable.

Impairment of long-lived assets

The Company evaluates long-lived assets and definite lived intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on the sum of expected future cash flows (undiscounted and without interest charges) from the use and eventual disposition of the asset. If the fair value is less than the carrying amount of the asset, an impairment loss is recognized, based on the fair value of the asset.

Research and development costs and software development costs

All costs relating to research and development, to establish the technological feasibility of software products, are expensed as incurred. Under the Company’s software development process, technological feasibility is established on completing all substantial testing for the original English language version of the software. Local language versions of software, such as Japanese or Chinese, are produced from the English language version, by adding Japanese language or Chinese language related functions. Production costs for such local language versions of software product masters, incurred subsequent to the availability of original English language version software, are capitalized. Production costs of the local language software product masters, which include direct labor and overhead costs, are amortized to cost of sales using the straight-line method over the current estimated economic lives of the products, generally up to twelve months.

Management considers the Company’s capitalized software development costs to be fully recoverable from future product sales. Management estimates are based upon supporting facts and circumstances, and may be significantly impacted based upon subsequent changes in business conditions.

Advertising costs

Advertising costs are expensed as incurred.

Stock-based compensation

The Company accounts for its stock-based incentive awards in accordance with the intrinsic value method as per APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations. The Company complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148.

In October 1995, SFAS 123 established a fair value based method of accounting for employee stock based compensation. If compensation cost for the stock options with warrants, and the stock options with Stock acquisition rights been determined based on the fair value at the grant dates, as prescribed by SFAS 123, the Company’s pro forma net income and net income per share would have been as follows:

	Thousands of Yen, except per share data
	For the six months ended June 30, 2004	For the six months ended June 30, 2005	For the year ended December 31, 2004
Net income:
As reported	6,969,007	8,490,156	15,874,836
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,058,726)	(1,758,066)	(2,640,021)
Pro forma net income	5,910,281	6,732,090	13,234,815
Net income per share:
As reported—
Basic	(Yen) 52.41	(Yen) 63.67	(Yen) 120.64
Diluted	51.47	62.71	118.59
Pro forma net income—
Basic	(Yen) 44.45	(Yen) 50.49	(Yen) 100.58
Diluted	43.65	49.73	98.87

The fair values of the stock options with Stock acquisition rights were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the first six months ended June 30, 2004 and the year ended December 31, 2004; expected life of 5.00 years, volatility of 59.570 % and dividend yield of 0.39 % for first half of 2004 ; expected life of 5.0 years, volatility of 51.710-59.570 % and dividend yield of 0.39-0.43% for 2004; and risk-free interest rates of 0.674 % for options granted during the first half of 2004, and risk-free interest rates of ranging from 0.634 % to 0.674 % for options granted during the year ended December 31, 2004. The fair value per share of options granted above during first half of 2004 and fiscal 2004 were (Yen) 2,235 and (Yen) 2,190 to 2,235, respectively. There was no additional issuance of Stock acquisition rights as stock option during the first six months ended June 30, 2005.

Income taxes

The current provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred assets (including deferred tax assets and liabilities on net unrealized gain or loss on debt and equity securities) of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Net income per share

Basic net income per share is computed based on the average number of shares of common stock outstanding for the period. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock. Net income per share is appropriately adjusted for any stock splits or free distributions of common stock.

Free distribution of common stock

On occasion, the Company has made free distributions of common stock to its shareholders which have been accounted for either by a transfer of the applicable par value from additional paid-in capital to the common stock account or with no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code. However, as a result of the amendments to the Japanese Commercial Code in 2001 where the concept of par-value of shares was eliminated effective from October 1, 2001, a free distribution of common stock to its shareholders is accounted for with no accounting entry. Under the Japanese Commercial Code, a stock dividend which is paid out of profits can be effected by an appropriation of retained earnings to the common stock account by resolution of the general shareholders’ meeting, followed by a free distribution with respect to the amount as appropriated by resolution of the Board of Directors.

Common stock issue costs

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts, which is the prevailing practice in the United States of America.

Comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but are excluded from net income as these amounts are recorded directly as adjustments to shareholders’ equity. The Company’s other comprehensive income primarily comprises unrealized gains or losses on debt and equity securities and foreign currency translation adjustments.

Market and credit risks

The anti-virus software market is characterized by rapid technological change and evolving industry standards in computer hardware and software technology. In addition, the markets for the Company’s products are highly competitive and rapidly changing. The Company could incur substantial operating losses if it is unable to offer products, which address technological and market place change in the anti-virus software industry.

Other financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. The Company invests primarily in time deposits, money market funds and marketable securities and places its investments with high rating financial institutions. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

3.	Reclassifications

Previously, the Company has disclosed all of “available for sale” debt securities as Marketable securities in current assets.

However, since the balance of cash and cash equivalents has increased, in fiscal 2004, the possibility of sales before maturity of “available for sale” debt securities classified into working capital has decreased. Therefore, from fiscal 2004, the Company discloses “available for sale” debt securities with maturities longer than one year as Securities investments in investments and other assets.

4.	Reconciliation of the difference between basic and diluted net income per share (“EPS”)

Reconciliation of the differences between basic and diluted EPS for the six month ended June 30, 2004 and 2005 and for the year ended December 31, 2004, is as follows:

	For the six month ended June 30, 2004		For the six month ended June 30, 2005		For the year ended December 31, 2004
	Thousands of Yen
Net income available to common stock holders	(Yen)	6,969,007	(Yen)	8,490,156	(Yen)	15,874,836

	Thousands of Shares
Weighted-Average shares		132,974		133,341		131,589
Effect of dilutive securities:
Stock options		2,419		2,045		2,274
Weighted-Average shares for diluted EPS computation		135,393		135,386		133,863

	Yen
Basic EPS:		52.41		63.67		120.64
Diluted EPS:		51.47		62.71		118.59

Shareholders’ equity per share as of June 30, 2004 and 2005 and December 31, 2004, were as follows:

	June 30,				December 31,
	2004		2005		2004
Shareholders’ equity per share	(Yen)	379.23	(Yen)	513.45	(Yen)	474.40

5.	Cash and cash equivalents

Cash and cash equivalents as of June 30,2004 and 2005 and December 31,2004 were as follows:

			(Thousands of yen	)

	June 30, 2004	June 30, 2005	December 31, 2004
Cash	37,679,103	49,444,324	49,189,396
Time deposits with original maturities of three months or less	2,783,086	6,353,530	3,718,961

	40,462,189	55,797,854	52,908,357

6.	Time deposits

The U.S. subsidiary had (Yen) 60,221 thousand, (Yen) 29,005 thousand and (Yen) 26,720 thousand of restricted cash set aside in accordance with the terms of building lease agreement as at June 30, 2004 and 2005 and December 31, 2004, respectively. The restricted cash is included in time deposits.

7.	Marketable securities and securities investments

Marketable securities include mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to “available-for-sale” investments as of June 30, 2004 and 2005 and December 31, 2004, were as follows:

Available for sale:	(Thousands of yen)

	June 30, 2004				June 30, 2005				December 31, 2004
	Cost	Gains	Losses	Fair value	Cost	Gains	Losses	Fair value	Cost	Gains	Losses	Fair value
Mutual funds	6,403,293	8,243	—	6,411,536	8,169,757	49,018	—	8,218,775	6,823,896	466,020	—	7,289,916
Equity securities	—	—	—	—	—	—	—	—	—	—	—	—
Debt securities	13,737,424	82,346	151,985	13,667,785	15,378,111	98,745	113,363	15,363,493	17,142,091	226,557	185,123	17,183,525
Total	20,140,717	90,589	151,985	20,079,321	23,547,868	147,763	113,363	23,582,268	23,965,987	692,577	185,123	24,473,441

The net unrealized gain on “available-for-sale” securities included in the separate component of shareholders’ equity, net of applicable taxes, decreased by (Yen) 137,754 thousand, decreased by (Yen) 291,206 thousand, and increased by (Yen) 197,606 thousand, for the six month ended June 30, 2004 and 2005 and for the year ended December 31, 2004, respectively.

Proceeds from sales of “available-for-sale” securities for the six month ended June 30, 2004 and 2005 and for the year ended December 31, 2004 were (Yen) 954,474 thousand, (Yen) 9,330,451 thousand and (Yen) 4,986,012 thousand, respectively. Realized gains (losses) on sales of “available-for-sale” securities for the six month ended June 30, 2004 and 2005 and for the year ended December 31, 2004 were (Yen) 82,857 thousand, (Yen) 20,534 thousand and (Yen) 101,199 thousand, respectively.

8.	Research and development and maintenance costs, and software development costs

Research and development and maintenance costs in operating expenses are comprised of research and development costs and maintenance costs.

Research and development costs incurred up to the point where all substantial testing for the original English version product is complete, are charged to income. Such research and development costs charged to income were (Yen) 1,227,714 thousand, (Yen) 2,196,929 thousand and (Yen) 2,597,325 thousand for the six month ended June 30, 2004 and 2005 and for the year ended December 31, 2004, respectively.

Maintenance costs are fees, which relate to product version updates to enable product to cope with newly prevailing computer viruses and bug fixing. The maintenance costs were (Yen) 1,051,260 thousand, (Yen) 694,846 thousand and (Yen) 2,260,934 thousand for the six month ended June 30,2004 and 2005 and for the years ended December 31, 2004, respectively.

Software development costs relating to the local language related functions (representing software development costs as shown in consolidated balance sheets) after netting the related accumulated amortization, are capitalized and amortized to cost of sales as follows:

	Thousands of yen
	For the six month ended June 30, 2004	For the six month ended June 30, 2005	For the year ended December 31, 2004
Software development costs:
Balance at beginning of year	(Yen) 505,616	(Yen) 438,464	(Yen) 505,616
Additions, at cost	402,096	421,614	645,166
Amortization for the period	(376,871)	(219,500)	(712,318)

Balance at end of period	(Yen) 530,841	(Yen) 640,578	(Yen) 438,464

9.	Long-term debt

Long-term debt comprises the following:

	Thousands of yen
	June 30, 2004	June 30, 2005	December 31, 2004
Unsecured 1.75% bonds, due 2004 with detachable warrants	6,000,000	—	—
Unsecured 1.9% bonds, due 2006 with detachable warrants	4,000,000	4,000,000	4,000,000

	10,000,000	4,000,000	4,000,000
Less–treasury bonds:
Unsecured 1.75% bonds, due 2004 with detachable warrants	(6,000,000)	—	—
Unsecured 1.9% bonds, due 2006 with detachable warrants	(4,000,000)	(4,000,000)	(4,000,000)

	—	—	—

Based on the Company’s incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration.

The Japanese Commercial Code restricts redemptions and extinguishments of these bonds in case the amount of each outstanding bond is less than the aggregate amount of exercise price of each outstanding warrant. Therefore, in order to reduce interest costs, the parent company repurchased a part of the bonds through the market with an intention to hold the treasury bonds until they can be extinguished legally. However, as the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of consolidated balance sheets. There was no repurchase transaction for the first six month ended June 30, 2004 and 2005 and for the year ended December 31, 2004.

10.	Stock Option

Based on the Company’s 2002 incentive plans, the Company issued the following bonds with detachable warrants to the public.

1.	Board meeting approval	March 26, 2002 April 2, 2002

2.	Date of bond issuance	April 18, 2002

3.	Maturity date	April 18, 2006

4.	Amount of each bond (Thousands of yen)	(Yen) 4,000,000

5.	Issued to	Public

6.	Date on which the bonds were fully redeemed	—

7.	Exercise price per each warrant	(Yen) 3,450

8.	Warrant exercise period	April 3, 2003 to April 11, 2006

9.	Number of shares represented by warrants	1,159,420

10.	Outstanding as of December 31, 2004	737,391

11.	Outstanding as of June 30, 2005	680,579

Upon issuance of each bond, the Company bought all of the warrants and distributed such instruments to the directors and certain employees of the Company and its subsidiaries as a part of their remuneration.

These transactions were accounted for as issuance of debt to the public, as an issuance of warrants to the directors and certain employees of the Company and its subsidiaries. The issuance of warrants to the directors and employees was accounted for under APB 25.

Warrant activity was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 2004	737
Granted	—
Exercised	56
Redeemed	—
Cancelled	—
Outstanding at June 30, 2005	681

Exercisable Stock warrants at June 30, 2005	681

The grants of April 18, 2002 did not result in deferred compensation.

Based on the resolution of the extraordinary general shareholders’ meeting of the Company on September 12, 2002, Trend Micro adopted at the meeting of the board of directors on February 4, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,999,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on February 12, 2003. The options granted are exercisable from November 1, 2003 through October 31, 2007.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on May 20, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 28, 2003. The options granted are exercisable from May 28, 2004 through May 27, 2008.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on November 6, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on November 14, 2003. The options granted are exercisable from November 14, 2004 through November 13, 2008.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted at the meeting of the board of directors on April 20, 2004 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 3,000,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on April 28, 2004. The options granted are exercisable from April 28, 2005 through April 27, 2009.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted at the meeting of the board of directors on October 20, 2004 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,000,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on October 28, 2004. The options granted are exercisable from October 28, 2005 through October 27, 2009.

Option activity under this plan was as follows:

Thousands of shares represented by options
Outstanding at December 31, 2004	9,037
Granted	—
Exercised	291
Redeemed	—
Cancelled	948
Outstanding at June 30, 2005	7,798

Exercisable Stock acquisition rights at June 30, 2005	2,441

The grants of Stock acquisition rights to the directors and employees were accounted for under APB No. 25. The exercise price per share for the rights granted of (Yen) 2,230 issued on February 12, 2003, (Yen) 1,955 issued on May 28, 2003, (Yen) 2,695 issued on November 14, 2003, (Yen) 4,310 issued on April 28, 2004 and (Yen) 5,090 issued on October 28, 2004 was determined as equivalent to the fair market value of the Company’s share at the time of the grants. Consequently, the grant of the Stock acquisition rights did not result in deferred compensation.

11.	Employee benefit plans

Pension and severance plans

The parent company has an unfunded retirement allowance plan (“Plan”) covering substantially all of its employees who meet eligibility requirements under the Plan. Under the Plan, employees whose service with the company is terminated are, under most circumstances, entitled to lump-sum severance indemnities, determined by reference to current basic rate of pay, length of service and conditions under which the termination occurs.

Additionally, the parent company has been a member of Tokyo Small Computer Software Industry Welfare pension plan, which is categorized as multi-employer pension plan. Total pension expense for this multi-employer pension plan were (Yen) 40,401 thousand, (Yen) 53,529 thousand and (Yen) 83,833 thousand for the six month ended June 30, 2004 and 2005 and for the year ended December 31, 2004, respectively.

Effective from March 1, 1998, the Taiwan subsidiary introduced a defined benefit pension plan, which covers substantially all of its employees. Under the plan, only employees who are 55 years or older with services for more than 15 years or who have been employed for more than 25 years at the retirement date are entitled to receive benefits. Benefits awarded under the plan are based primarily on current rate of pay and length of service.

Effective from July 1, 1998, the parent company’s U.S. subsidiary has a 401(k) retirement plan, which covers substantially all of its employees. Under the plan, employees contribute a certain percentage of their pre-tax salary up to the maximum dollar limitation prescribed by the United States Internal Revenue Code.

Certain other subsidiaries have defined benefit pension plans or retirement plans, which cover substantially all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on current rate of pay and length of service.

Information about net periodic benefit cost regarding the Japanese defined benefit pension plans of the Company based on unfunded plan is shown below:

	For the six months ended June 30,		For the year ended December 31,
	2004	2005	2004
	Thousands of yen		Thousands of yen
Components of net periodic benefit cost:
Service cost	(Yen) 71,856	(Yen) 64,467	(Yen) 143,711
Interest cost	3,191	3,366	6,383
Amortization of unrecognized transition obligation	156	—	311
Recognized actuarial loss	—	—	—

Net periodic pension cost	(Yen) 75,203	(Yen) 67,833	(Yen) 150,405

Information about net periodic benefit cost regarding the defined benefit pension plans for consolidated foreign subsidiaries is shown below:

	For the six months ended June 30,		For the year ended December 31,
	2004	2005	2004
	Thousands of yen		Thousands of yen
Components of net periodic benefit cost:
Service cost	(Yen) 31,809	(Yen) 49,494	(Yen) 78,024
Interest cost	4,629	7,345	9,220
Expected return on plan assets	(1,814)	(2,371)	(3,614)
Amortization of prior service cost	1,227	1,272	2,444
Recognized actuarial loss	504	1,464	1,004

Net periodic pension cost	(Yen) 36,355	(Yen) 57,204	(Yen) 87,078

Employer Contributions in foreign subsidiaries

For the six month ended June 30, 2005 foreign subsidiaries had made (Yen) 18,315 thousand contributions to their pension plans. The foreign subsidiaries anticipate contributing an additional (Yen) 15,591 thousand to fund the foreign subsidiaries’ pension plans in 2005 for a total of (Yen) 33,906 thousand.

12.	Financial instruments

Fair value of financial instruments

Other than debt and equity securities, the fair value of which are disclosed in “Marketable securities and securities investments”, the Company’s involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, time deposits, notes and accounts receivable, trade, notes and accounts payable, trade, and long-term debt. The estimated fair value of cash and cash equivalents, time deposits, notes and accounts receivable, trade, and notes and accounts payable, trade are carried at amounts, which approximate fair value. At June 30, 2004 and 2005, there was substantially no long-term debt including the current portion.

13.	Commitments and contingent liabilities

The Company provides a service based on ‘Service level agreement’ (“the Agreement”) where the Company guarantees a certain level of services rendered to customers. The Company is required to pay penalties up to the limited amounts defined in the Agreement if the Company cannot perform the services as specified in the Agreement. The Company has established (Yen) 1,980 thousand of reserves for specific liabilities, as of June 30, 2004 in connection with the Agreement that we currently deem to be probable and estimable. Based on yearly experiences of payment, the Company has established no liabilities for specific liabilities as of June 30, 2005 and December 31, 2004. As of June 30, 2005, the Company had notes receivable balances amounting to (Yen) 36,737 thousand which were discounted. The company recorded notes receivable, net of those, which were discounted, on balance sheets.

Effect on Our Results of Operations from Distribution of a Defective Virus Pattern File in April 2005

On April 23, 2005, the Company distributed a defective virus pattern file that resulted in damage to the computers of our customers who downloaded the file. As a result, we took steps to resolve our customers’ problems and ensure that a similar problem would not reoccur. We have incurred approximately (Yen) 903 million related to this issue for the six months ended June 30, 2005 as operating expenses. There is some possibility of incurring further cost, however Management expects additional cost will be insignificant.

14.	Segment Information

The Company has been specializing in the ‘Security software business’.

The Company discloses Operating Segment information as required by SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”. The information provided to the chief operating decision maker for assessing the Company’s performance includes 5 regional segments and a corporate segment. The five operating segments by region are Japan, North America, Europe, Asia Pacific and Latin America. The other operating segment is Corporate, which is comprised of Research and development, Marketing, Customer support and Administrative departments that operate and bring benefits to the Company worldwide.

Below is summarized information of our operating segments’ sales and operating income (loss). These figures comply with the accounting policies disclosed in the Notes to these consolidated financial statements.

	For the six months ended June 30, 2004	For the six months ended June 30, 2005	For the year ended December 31, 2004
	Thousands of yen
Net sales to external customers:
Japan	12,066,931	14,247,671	25,443,297
North America	5,341,630	6,884,623	11,891,452
Europe	7,374,532	8,828,580	16,417,611
Asia Pacific	2,821,212	3,765,821	6,304,675
Latin America	859,852	763,045	1,992,219
Corporate	—	—	—

Consolidated Total	28,464,157	34,489,740	62,049,254

Operating income (loss)
Japan	7,793,910	9,005,153	16,599,993
North America	3,146,516	4,587,286	7,543,325
Europe	4,157,410	4,899,005	9,732,567
Asia Pacific	586,045	1,516,628	1,678,826
Latin America	385,447	319,536	1,282,044
Corporate	(4,691,252)	(7,556,468)	(10,759,079)

Consolidated Total	11,378,076	12,771,140	26,077,676

Significant customer

(Thousands of yen)

Customer	For the six month ended June 30, 2004		For the six month ended June 30, 2005		For the year ended December 31, 2004
	Net sales	Ratio	Net sales	Ratio	Net sales	Ratio
SOFTBANK BB	4,906,210	17.2%	5,145,269	14.9%	10,396,225	16.8%

15.	Deferred Revenue by Region

(Thousands of yen)

	As of June 30, 2004		As of June 30, 2005		As of December 31, 2004
	Current	Non-current	Current	Non-current	Current	Non-current
Japan	9,761,577	1,426,161	11,163,970	1,450,931	10,797,359	1,571,325
North America	4,193,294	399,361	5,815,242	723,391	5,149,233	447,905
Europe	4,690,041	1,199,830	6,352,090	1,109,933	6,348,575	1,120,078
Asia Pacific	1,384,873	161,973	2,115,572	140,846	1,838,870	129,584
Latin America	379,393	—	793,645	—	500,625	—

Total	20,409,178	3,187,325	26,240,519	3,425,101	24,634,662	3,268,892

16.	Subsequent events

Trend Micro adopted at the meeting of the Board of Directors on July 14, 2005 the following resolutions regarding Stock acquisition rights to be issued to the directors, employees and staff seconded to, of the Company and its affiliates in order to introduce the stock option plan.

Date of issuance	July 22, 2005
Number of stock acquisition rights to be issued	The total number of Stock acquisition rights is 6,915. (One Stock acquisition right represents the acquisition right of five hundred shares.)

Class of shares subject to the exercise of Stock acquisition rights	Common shares for the Company

Issue price of stock acquisition rights	(Yen) 0

Exercise period of Stock acquisition rights	The exercise period of Stock acquisition rights shall be from July 22, 2006 to July 21, 2010.

Exercise price per share	(Yen) 3,840

Individuals who will be allotted the stock acquisition rights:	The directors, employees and staff seconded to, of the Company and its affiliates (2,044 people)

17.	Status of manufacturing and actual sales

(1) Manufacturing result

(Thousands of Yen)

Period	For the six months ended June 30, 2004	For the six months ended June 30, 2005	For the year ended December 31, 2004
Product
PC client	76,994	84,646	93,039
LAN server	21,192	34,401	34,351
Internet server	168,116	160,786	250,983
All Suite products	—	—	—
Other products	36,695	123,443	130,456
Total	302,997	403,276	508,829

(Note)

1.	Amount is based on manufacturing cost.

2.	Consumption tax is not included in the amount above.

3.	All Suite products were included in another products until the year ended December 31, 2004 and it is not practicable to reclassify into all Suite products. There is no capitalization of all Suite product for the six months ended June 30, 2005.

(2) Sales result

(Thousands of Yen)

Period	For the six months ended June 30, 2004	For the six months ended June 30, 2005	For the year ended December 31, 2004
Product
PC client	7,981,540	9,503,106	16,889,881
LAN server	1,667,630	1,571,812	3,310,419
Internet server	7,693,860	8,809,325	16,647,154
All Suite products	7,848,340	11,479,519	18,596,603
Other products	903,049	1,545,459	1,890,719
Sub-total	26,094,419	32,909,221	57,334,776
Other service	2,369,738	1,580,519	4,714,478
Total	28,464,157	34,489,740	62,049,254

August 3, 2005

Report of First–Half Results (Non-consolidated)

For Fiscal Year Ending December 31, 2005

[ Prepared in accordance with Japan GAAP ]

Company:	Trend Micro Incorporated	Tokyo Stock Exchange 1st Section
Code:	4704	Location : Tokyo

(URL http://www.trendmicro.co.jp/)
Representative:	Title	Representative Director and Chief Executive Officer
	Name	Eva Chen
Contact:	Title	Controller, Finance & Accounting Department
	Name	Yuzuru Nanami	(Phone: 81-3-5334-3600)
Date of the board of directors meeting authorizing the first-half results:			August 3, 2005

The company can distribute semi-annual cash dividends based on the Article of corporation.

Starting date of semi-annual dividend payment: No semi-annual dividends were authorized for this semi-annual period.

The company adopts Unit Stock method. (One unit: 500 shares)

1. Financial Highlights for the first half of FY 2005 (January 1, 2005 through June 30, 2005)

(1) Results of operations

(All figures except for per share information are rounded down to millions of yen)

	Net sales	Growth rate	Operating income	Growth rate	Ordinary income	Growth rate
	Millions of yen	%	Millions of yen	%	Millions of yen	%
The first half of FY 2005	22,421	21.8	10,359	15.4	10,383	17.4
The first half of FY 2004	18,409	27.5	8,973	86.0	8,846	78.7

FY 2004 (annual)	39,771		19,327		19,530

	Net income	Growth rate	Net income per share
	Millions of yen	%	Yen
The first half of FY 2005	5,884	5.9	44.13
The first half of FY 2004	5,555	77.7	41.78

FY 2004 (annual)	11,965		90.93

(Note)
1. Weighted average number of shares outstanding:	133,341,012 shares (for the first half of FY 2005) 132,974,192 shares (for the first half of FY 2004) 131,588,738 shares (for FY 2004)

2.	Change in accounting policies: None

3.	The percentage of net sales, operating income, ordinary income and net income are comparison to the first half of previous fiscal year.

(2) Dividends

	Semi-annual dividends per share (Yen)	Annual dividends per share (Yen)
The first half of FY 2005	0	—
The first half of FY 2004	0	—

FY 2004 (annual)	—	36.00

(3) Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
As of	Millions of yen	Millions of yen	%	Yen
June 30, 2005	70,949	49,188	69.3	368.44
June 30, 2004	59,148	36,629	61.9	273.36

December 31, 2004	71,344	47,499	66.6	349.89

(Note)

1. Number of shares issued at the end of period:	136,051,155 shares as of June 30, 2005 133,997,891 shares as of June 30, 2004 135,755,872 shares as of December 31, 2004

2. Number of treasury stocks at the end of period:	2,545,688 shares as of June 30, 2005 2,504,854 shares as of June 30, 2004 2,588,439 shares as of December 31, 2004

1. Non-consolidated Semi-annual Financial Statements

(1) Non-consolidated semi-annual balance sheets

(Thousands of yen)

Period	At the end of the first half of the previous fiscal year (As of June 30, 2004)		At the end of the first half of the current fiscal year (As of June 30, 2005)		Condensed balance sheet at the end of previous fiscal year (As of December 31, 2004)
Account	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
(Assets)
I Current assets
1. Cash and bank deposits	26,606,506		36,898,408		35,147,820
2. Accounts receivable, trade	8,942,694		7,345,918		10,188,334
3. Marketable securities	874,411		1,528,805		988,103
4. Inventories	94,368		103,224		86,788
5. Intercompany short-term loan receivables	31,731		32,375		30,259
6. Other receivables	173,574		96,531		95,921
7. Deferred tax assets	5,097,940		5,429,057		5,743,800
8. Others	276,022		674,518		569,461
9. Allowance for bad debt	(31,032)		(39,138)		(32,231)

Total current assets	42,066,217	71.1	52,069,701	73.4	52,818,259	74.0
II Non-current assets
1. Property and equipment *1	490,577	0.8	511,424	0.7	502,775	0.7
2. Intangibles
(1) Software	434,071		444,297		301,144
(2) Software in progress	133,477		224,335		170,715
(3) Others	13,945		13,001		13,473

Total intangibles	581,493	1.0	681,633	1.0	485,333	0.7
3. Investments and other non-current assets
(1) Investments in securities	11,434,982		13,835,849		13,162,002
(2) Investments in subsidiaries and affiliates	2,225,347		2,152,563		2,225,347
(3) Deferred tax assets	1,562,106		1,375,206		1,295,405
(4) Others	850,505		385,670		918,204
(5) Allowance for bad debt	(54)		(127)		(51)
(6) Allowance for loss on investments in subsidiaries and affiliates	(62,365)		(62,365)		(62,365)

Total investments and other non-current assets	16,010,523	27.1	17,686,798	24.9	17,538,546	24.6

Total non-current assets	17,082,594	28.9	18,879,856	26.6	18,526,655	26.0

Total assets	59,148,812	100.0	70,949,558	100.0	71,344,914	100.0

(Thousands of yen)

Period	At the end of the first half of the previous fiscal year (As of June 30, 2004)		At the end of the first half of the current fiscal year (As of June 30, 2005)		Condensed balance sheet at the end of previous fiscal year (As of December 31, 2004)
Account	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
(Liabilities)
I Current liabilities
1. Accounts payable, trade	510,038		122,164		181,971
2. Current portion of long-term debt *5	—		—		—
3. Accounts payable, other	4,257,816		4,366,872		3,007,008
4. Accrued corporate tax and others	3,786,000		2,856,664		5,944,000
5. Allowance for sales return	372,157		351,857		357,039
6. Warrants	933,843		352,200		381,600
7. Deferred revenue	9,761,577		11,163,970		10,797,358
8. Others *3	957,685		524,740		1,056,639

Total current liabilities	20,579,117	34.8	19,738,469	27.8	21,725,619	30.5
II Long-term liabilities
1. Deferred revenue	1,426,160		1,450,930		1,571,324
2. Allowance for retirement benefits	514,125		566,969		548,028
3. Allowance for retirement benefits for directors and corporate auditors	—		5,078		—

Total long-term liabilities	1,940,285	3.3	2,022,979	2.9	2,119,353	2.9

Total liabilities	22,519,403	38.1	21,761,449	30.7	23,844,973	33.4
(Shareholders’ equity)
I Common stock *4	9,144,982	15.5	11,803,201	16.6	11,426,977	16.0
II Capital surplus
1. Additional paid-in capital	11,297,843	19.1	14,351,815	20.2	13,946,348	19.5
III Accumulated earnings
1. Legal reserve	20,833	0.0	20,833	0.0	20,833	0.0
2. Unappropriated retained earnings at the end of the period	22,933,250	38.8	30,314,791	42.7	29,254,795	41.0
IV Valuated difference on other securities	(32,790)	(0.1)	44,593	0.1	305,450	0.5
V Treasury stock *2	(6,734,709)	(11.4)	(7,347,126)	(10.3)	(7,454,463)	(10.4)

Total shareholders’ equity	36,629,409	61.9	49,188,109	69.3	47,499,941	66.6

Total liabilities and shareholders’ equity	59,148,812	100.0	70,949,558	100.0	71,344,914	100.0

(2) Non-consolidated semi-annual income statements

(Thousands of yen)

Period			For the first half of the previous fiscal year From January 1, 2004 To June 30, 2004		For the first half of the current fiscal year From January 1, 2005 To June 30, 2005		Condensed income statement for the previous fiscal year From January 1, 2004 To December 31, 2004
Account
			Amount	Percentage	Amount	Percentage	Amount	Percentage
				%		%		%
I	Net Sales		18,409,928	100.0	22,421,912	100.0	39,771,157	100.0
II	Cost of sales	*6	1,009,709	5.5	632,448	2.8	1,937,717	4.9

	Gross profit		17,400,219	94.5	21,789,464	97.2	37,833,439	95.1
III	Selling, general and administrative expenses	*1,6	8,427,204	45.8	11,430,241	51.0	18,506,382	46.5

	Operating income		8,973,014	48.7	10,359,222	46.2	19,327,056	48.6
IV	Non-operating income	*2	156,913	0.9	178,978	0.8	303,743	0.8
V	Non-operating expense	*3	283,018	1.5	155,033	0.7	100,648	0.3

	Ordinary income		8,846,909	48.1	10,383,167	46.3	19,530,151	49.1
VI	Unusual gains	*4	702,137	3.8	—	—	887,420	2.2
VII	Unusual losses	*5	70,056	0.4	914,819	4.1	70,411	0.2

	Income before taxes		9,478,990	51.5	9,468,347	42.2	20,347,160	51.2
	Corporate, inhabitant and enterprise tax		4,871,576	26.5	3,170,116	14.1	9,940,768	25.0
	Income tax - deferred		(947,869)	(5.2)	413,904	1.9	(1,558,666)	(3.9)

	Net income		5,555,283	30.2	5,884,326	26.2	11,965,058	30.1
	Unappropriated retained earnings carried forward from the previous year		17,417,716		24,460,768		17,417,716
	Loss on sales of treasury stock		(39,750)		(30,303)		(127,979)

	Unappropriated retained Earnings at the end of the period		22,933,250		30,314,791		29,254,795

Significant accounting policies and practices for preparing non-consolidated semi-annual financial statemens.

1. Accounting for evaluation of assets	(1) Securities • Investments in affilates and in subsidiaries Cost basis by moving average method

•      Available-for-sale

Available-for-sale with fair market value:

The securities are stated at the market value method based on the value at the end of the period (Valuated differences are recognized in equity directly, not to reflect to net earnings.Cost of selling is determined by the moving average method.)

• Availalble-for-sale without a market value: Cost basis by moving average method
(2) Inventories Finished goods • Raw materials • Supplies Cost basis by moving average method

2. Depreciation and amortization method for fixed assets

(1) Property and equipment

 Declining-balance method

Building (excluding facilities and leasehold improvement) acquired after April 1,

1998 are depreciated by straight - line method.

 Useful lives of the main property and equipment are following:

Buildings: 3 – 28 years

Equipments: 2 – 10 years

(2) Intangibles <Software for sale> Straight - line method over the estimated useful lives (12 months).
<Software for internal use> Straight-line method over the estimated useful lives (5 years).
<Other intangibles> Straight-line method over the estimated useful lives

3. Accounting for deferred assets	Stock issue costs and bond issue costs are charged to expenses when incurred.

4. Accounting policies for allowances	(1) Allowance for bad debt

In order to reserve future losses from default of notes and account receivable, allowance for bad debt is provided.

The amount is determined using the percentage based on actual doubtful account loss against total of debts. As for high-risk receivables, expected unrecoverable amount is considered individualy.

(2) Allowance for loss on investments in subsidiaries and affiliates

In order to reserve future loss from investments in subsidiaries and affiliates, allowance for loss on investments in subsidiaries and affiliates is provided based on consideration of subsidiary’s financial condition and expected recoverability.

(3) Allowance for sales return

In order to reserve future losses from sales return subsequent to the fiscal year end, allowance for sales return is provided based on the past experience in the sales return.

(3) Allowance for retirement benefits

In order to reserve future losses arising from retirement of employees, allowance for retirement benefits is provided based on retirement benefit liabilities projected at the end of the period.

Actuarial gains and losses are recognized in the following accounting period.

(4) Allowance for retirement benefits for directors and corporate auditors

Retirement benefits for directors and corporate auditors are provided at an estimate of the amount to be paid in accordance with the internal rules if all eligible directors and corporate auditors resigned their offices at the balance sheet date.

5. Policy for translation of major foreign - currency assets and liabilities into Yen.	Foreign-currency financial assets and liabilities are translated into yen at the spot rate effective at the end of the period. Exchange difference is treated as a profit/loss.

6. Accounting policy for revenue and expense recognition

Revenue recognition method for Post Contract Customer Support Service.

Basically, the product license agreement contracted with the end-user states the article for PCS (customer support and upgrading of products and its pattern files).

The company applies the following revenue recognition method for the portion of PCS. Portion of PCS revenue is recognized separately from total revenue and is deferred as deferred revenues under current liabilities and long-term liabilities based on the contracted period.

Deferred revenue is finally recognized evenly over the contracted period.

7. Accounting policy for leased assets	Finance leases without transfer of ownership of the leased assets are accounted for in the same manner as applied for operating leases.

8. Other important matters for preparing semi-annual financial statements	(1)	Consumption tax Transactions subject to consumption tax are stated at the amount net of the related consumption tax.

	(2)	Accounting for stock warrants and stock option that were granted to some officers and employees.

The Company adopts incentive plans where warrants to purchase parent company’s shares are granted to directors and certain employees after parent company issues bonds with detachable warrants and immediately repurchases all of the warants. Compensation costs are measured at repurchase costs of warrant securities at the point of grant because that is the only compensation scheme which grants warrants to directors and employees. Warrant portion of the bonds is recored as “other current liability (warrant)” upon issuance and then transferred to “additional paid-in capital” upon exercise.

In addition, the Company has adopted and the incentive plans of Stock Option (Stock acquisition rights method) for directors and certain employees of the company based on section 280-20 and 280-21 of the Business Law. The company does not recognize compensation expense for these schemes.

Change in Presentation

“Amendment of Securities and Exchange Law” (97th law, enacted on June 9, 2004), requires companies to treat investment in limited partnership for investment operation and other similar partnership as investment in securities.

In accordance with the amendment, The Company changed its balance sheet disclosure of investments in partnership for investment operation from “Others” to “Investments in securities”, both component of “Investments and other non-current assets”.

The amount of the investments in limited partnership for investment operation, which is included in “Investments in securities”, is 535 million yen as of June 30, 2005.

Notes

(Non-consolidated semi-annual balance sheets)

(Thousands of Yen)

At the end of the first half of the previous fiscal year (As of June 30, 2004)				At the end of the first half of the current fiscal year (As of June 30, 2005)		At the end of the previous fiscal year (As of Dec. 31, 2004)
*1 Accumulated depreciation of property and equipment JPY 483,839				*1 Accumulated depreciation of property and equipment JPY 585,426		*1 Accumulated depreciation of property and equipment JPY 555,340
*2 Number of treasury stocks 2,504,854 shares				*2 Number of treasury stocks 2,545,688 shares		*2 Number of treasury stocks 2,588,439 shares
*3 Presentation of consumption tax Transactions subject to consumption tax are stated at the amount net of the related consumption tax.				*3 Presentation of consumption tax Transactions subject to consumption tax are stated at the amount net of the related consumption tax.		*3 Presentation of consumption tax Transactions subject to consumption tax are stated at the amount net of the related consumption tax.
*4 Description of increases in the number of shares issued				*4 Description of increases in the number of shares issued		*4 Description of increases in the number of shares issued
Exercise of stock warrant detached from bonds and stock acquisition rights -Number of shares issued 1,377,791 shares -Issue price per share JPY- -Increase in common stock JPY 1,748,788				Exercise of stock warrant detached from bonds and stock acquisition rights -Number of shares issued 295,283 shares -Issue price per share JPY - -Increase in common stock JPY 376,224		Exercise of stock warrant detached from bonds and stock acquisition rights -Number of shares issued 3,135,772 shares -Issue price per share JPY - -Increase in common stock JPY 4,030,782

*5 Treasury bonds

In order to grant or transfer warrants to the directors and certain employees of the Company and affiliated companies, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Business Law, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

*5 Treasury bonds

In order to grant or transfer warrants to the directors and certain employees of the Company and affiliated companies, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Business Law, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

*5 Treasury bonds

In order to grant or transfer warrants to the directors and certain employees of the Company and affiliated companies, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Business Law, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows.				Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows.		Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows.

	(Thousands of yen)			(Thousands of yen)		(Thousands of yen)

	Current liability	Long-term liability		Long-term liability		Long-term liability
Bonds	6,000,000	4,000,000	Bonds	4,000,000	Bonds	4,000,000
Treasury bonds	(6,000,000)	(4,000,000)	Treasury bonds	(4000,000)	Treasury bonds	(4000,000)

	—	—		—		—

(Non-consolidated semi-annual income statement)

(Thousands of yen)

For the first half of the previous fiscal year		For the first half of the current fiscal year		For the previous fiscal year
(From January 1, 2004 To June 30, 2004)		(From January 1, 2005 To June 30, 2005)		(From January 1, 2004 To December 31, 2004)
*1 Major components of selling, general and administrative expenses are as follows		*1 Major components of selling, general and administrative expenses are as follows		*1 Major components of selling, general and administrative expenses are as follows

Sales promotions and Advertising	1,594,464	Sales promotions and Advertising	2,870,044	Sales promotions and Advertising	3,625,288
Salaries and bonuses	1,321,643	Salaries and bonuses	1,400,219	Salaries and bonuses	2,791,862
Retirement benefit costs	90,934	Retirement benefit costs	70,085	Retirement benefit costs	182,812
Depreciation expense	56,981	Depreciation expense	53,732	Depreciation expense	121,073
Outside service fee	1,115,274	Outside service fee	1,215,907	Outside service fee	2,440,765
Research and development costs	1,229,277	Research and development costs	1,997,928	Research and development costs	2,600,209
Software maintenance fee	1,051,144	Software maintenance fee	694,049	Software maintenance fee	2,260,626
Intercompany charge	625,841	Intercompany charge	1,319,009	Intercompany charge	1,554,453

*2 Major components of non-operating income		*2 Major components of non-operating income		*2 Major components of non-operating income

Interest on securities	62,238	Interest on securities	58,584	Interest on securities	127,978
Interest income	1,734	Interest income	16,060	Interest income	19,785
Gain from sales of marketable securities	82,857	Gain from sales of marketable securities	98,958	Gain from sales of marketable securities	101,198
Gain from reverse of allowance for bad debt	975

*3 Major components of non-operating expense		*3 Major components of non-operating expense		*3 Major components of non-operating expense

Bonds interest expense	28,342	Loss from sales of marketable securities	78,424	Bonds interest expense	28,342
Foreign exchange loss	152,497	Foreign exchange loss	71,063	Expenses of subscription rights	20,668
Expenses of subscription rights	6,445	Expenses of subscription rights	3,084
Evaluation loss on investments in capital funds	44,000

*4 Major component of unusual gains		*4 Major component of unusual gains		*4 Major component of unusual gains

Gain from reverse of unexcecuted warrants	702,137			Gain from reverse of unexcecuted warrants	887,420

*5 Major component of unusual losses		*5 Major component of unusual losses		*5 Major component of unusual losses

Loss on disposal of fixed assets	7,691	Loss on disposal of fixed assets	5,050	Loss on disposal of fixed assets	8,046
Allowance for loss on investments in subsidiaries and affiliates	62,365	Expenses for the Trouble of Customer Support	902,626	Allowance for loss on investments in subsidiaries and affiliates	62,365

*6 Depreciation and amortization expense		*6 Depreciation and amortization expense		*6 Depreciation and amortization expense

Property and equipment Intangibles	65,405 385,227	Property and equipment Intangibles	65,131 227,573	Property and equipment Intangibles	139,649 726,018

Subsequent events

Trend Micro adopted at the meeting of the Board of Directors on July 14, 2005 the following resolutions regarding Stock acquisition rights to be issued to the directors, employees and staff seconded to, of the Company and its affiliates in order to introduce the stock option plan.

Date of issuance	July 22, 2005

Number of stock acquisition rights to be issued	The total number of Stock acquisition rights is 6,915. (One Stock acquisition right represents the acquisition right of five hundred shares.)

Class of shares subject to the exercise of Stock acquisition rights	Common shares for the Company

Issue price of stock acquisition rights	(Yen) 0

Exercise period of Stock acquisition rights	The exercise period of Stock acquisition rights shall be from July 22, 2006 to July 21, 2010.

Exercise price per share	(Yen) 3,840

Individuals who will be allotted the stock acquisition rights:	The directors, employees and staff seconded to, of the Company and its affiliates (2,044 people)

2. Lease transactions

None

3. Marketable securities

•	For the first half of current fiscal year (as of June 30, 2004)

None of investments in subsidiaries and affiliates have fair value

•	For the first half of previous fiscal year (as of June 30, 2005)

None of investments in subsidiaries and affiliates have fair value

•	For the previous fiscal year (as of December 31, 2004)

None of investments in subsidiaries and affiliates have fair value.

4. Per Share Data

(Yen)

	For the first half of the previous fiscal year	For the first half of the current fiscal year	For the previous fiscal year
	(From January 1, 2004 To June 30, 2004)	(From January 1, 2005 To June 30, 2005)	(From January 1, 2004 To December 31, 2004)
Shareholder’s equity per share	273.36	368.44	349.89
Net income per share
- Basic	41.78	44.13	90.93
Net income per share
- Diluted	41.03	43.46	89.38

*	Basis of calculation for net income per share and diluted net income per share is as follows.

	For the first half of the previous fiscal year	For the first half of the current fiscal year	For the previous fiscal year
	(From January 1, 2004 To June 30, 2004)	(From January 1, 2005 To June 30, 2005)	(From January 1, 2004 To December 31, 2004)
Net income per share

Net income (Thousand in Yen)	5,555,283	5,884,326	11,965,058

Earnings not allocated to common stock (Thousand in Yen)	—	—	—

Net income for common stock	5,555,283	5,884,326	11,965,058

Numbers of weighted average shares outstanding	132,974,192	133,341,012	131,588,738

Net income per share

- Diluted	2,418,579	2,045,203	2,274,499
Increased common stock Details of shares not included in the computation of Diluted net income per share (Since it did not have dilutive effect)	707,000 stocks which were based on stock subscription right and approved at shareholder’s meeting on March 27 2001 and regulated by pre-revised commercial law 280-19 and Industrial Revitalization Special Measures Law No.9 were issued on May 16, 2001. 3,000,000 stocks which were based on stock acquisition rights and approved at shareholder’s meeting on March 25, 2004 and regulated by commercial law 280-20 and 280-21 were issued on April 28, 2004.	1,959,500 stocks which were based on stock acquisition rights and approved at shareholder’s meeting on March 25, 2004 and regulated by commercial law 280-20 and 280-21 were issued on October 28, 2004.	None of stocks which did not have dilutive effect.

Brief Information

Sales of Major Regions based on Local Currencies (Unaudited)

	1Q2003	2Q2003	3Q2003	4Q2003	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005
U.S.	18,287	19,303	22,054	23,749	24,524	24,661	29,398	31,398	32,514	32,339
(1,000 US$)
Applied rate to yen	118.91	118.50	117.35	108.78	107.42	109.78	109.99	105.63	104.59	107.72

U.K.	7,331	7,765	8,713	11,210	10,397	11,276	12,026	15,561	7,844	7,293
(1,000 Euro)
Applied rate to yen	127.76	135.31	131.71	129.71	134.03	132.42	134.43	137.65	136.99	135.47

Germany	7,012	6,887	8,070	9,813	9,178	9,197	10,525	11,715	9,202	10,056
(1,000 Euro)
Applied rate to yen	127.73	134.74	132.08	129.68	134.00	132.45	134.36	137.24	137.03	135.14

*	Effective from January 1, 2005, due to structural changes within EMEA Region, certain Revenues derived from specific distributors or countries previously booked under the UK, German and Italian subsidiaries, started to be booked under Irish subsidiary.

1Q2005 Revenue figure indicated on above table has adjusted based on changed current structure from the one indicated on 1Q2005 earnings announcement material, retroactively.

August 3, 2005

Trend Micro Incorporated